Exhibit 4.1

AGREEMENT AND PLAN OF MERGER

by and among

GALACTIC HOLDINGS LTD.,

GALACTIC ACQUISITION COMPANY LTD.

and

GILAT SATELLITE NETWORKS LTD.

Dated as of March 31, 2008

i

ii

EXHIBIT INDEX

Exhibit A	Form of Limited Guaranty
Exhibit B	Irrevocable Proxy and Unilateral Undertaking
Exhibit C	Merger Proposal

iii

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of March 31, 2008, by and among GALACTIC HOLDINGS LTD., an Israeli company (the “Purchaser”), GALACTIC ACQUISITION COMPANY LTD., an Israeli company and a subsidiary of the Purchaser (the “Merger Sub”), and GILAT SATELLITE NETWORKS LTD., an Israeli company (the “Company”). The Purchaser, the Merger Sub and the Company are each referred to herein as a “Party,” and collectively as the “Parties.”

RECITALS

A.	The Parties hereto intend to enter into a transaction whereby the Merger Sub will merge with and into the Company (the “Merger”) by way and upon the terms and conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), following which, the Merger Sub will cease to exist, the Company will become a Subsidiary of the Purchaser, and the Company Shares (as defined below) will be exchanged for the right to receive the Aggregate Merger Consideration (as defined below).

B.	The Board of Directors has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the Transactions, and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the Transactions.

C.	The boards of directors of each of the Purchaser and the Merger Sub have approved this Agreement, the Merger and the Transactions, and the board of directors of the Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors, and (ii) recommended that the sole shareholder of the Merger Sub vote to approve this Agreement, the Merger and the Transactions.

D.	Concurrently with the execution and delivery of this Agreement, the sole shareholder of the Merger Sub has approved this Agreement, the Merger and the Transactions.

E.	Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of the Company’s willingness to enter into this Agreement, the Sponsors (as defined below) have each entered into a Limited Guaranty in the form attached hereto as Exhibit A, dated as of the date hereof, in favor of the Company with respect to certain obligations of the Purchaser and the Merger Sub under this Agreement (the “Limited Guaranty”).

F.	Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of the Purchaser’s willingness to enter into this Agreement, certain shareholders of the Company have executed an irrevocable proxy and unilateral undertaking in favor of the Purchaser in the form attached hereto as Exhibit B, according to which each such shareholder undertook to support the approval and adoption of this Agreement, the Merger and the Transactions at the Company Shareholders’ Meeting (as defined below).

        NOW, THEREFORE, in consideration of the forgoing premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

        Section 1.1 Definitions.

        As used in this Agreement, the following terms shall have the following meanings:

        “102 Trustee” means the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the Israeli Taxing Authority, with respect to Company 102 Securities.

        “Affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such first Person.

        “Aggregate Merger Consideration” shall mean the product of (i) the number of Company Shares issued and outstanding (other than those shares cancelled pursuant to Section 3.1(a) and Company Shares held by certain Sponsors or their Affiliates) immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (as defined below).

        “Agreement” means this Agreement, together with all Exhibits and Schedules attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

        “Articles of Association” means the articles of association of the Company as of the date hereof.

        “Board of Directors” means the board of directors of the Company.

        “Business Day” means, except as otherwise set forth herein, any day other than Friday, Saturday or any other day on which banks are legally permitted to be closed in Israel or Los Angeles, California.

        “Code” means the U.S. Internal Revenue Code of 1986, as amended.

        “Company 102 Securities” means (i) Company Stock Options granted under Section 102(b)(2) of the Ordinance, or granted under Section 102 of the Ordinance prior to January 1, 2003, and (ii) Company Shares issued upon the exercise of any such Company Stock Options and held by the 102 Trustee pursuant to the Ordinance.

        “Company Employee Plan” means each Plan, including (i) each “employee benefit plan,” within the meaning of, and subject to, Section 3(3) of ERISA, and (ii) each International Employee Plan, other than plans, programs and arrangements sponsored or maintained by Governmental Authorities to which the Company or its Subsidiaries are legally-mandated to contribute, which is or has been maintained, contributed to, or required to be contributed to, by the Company or its Subsidiaries, or with respect to which the Company or its Subsidiaries has or may have, as of the Closing Date, any liability or obligation, contingent or otherwise.

        “Company Intellectual Property Rights” means any Intellectual Property Rights, including Registered Intellectual Property Rights, that are owned, used or held for use by the Company or any of its Subsidiaries or necessary for the conduct of the business of the Company or any of its Subsidiaries.

        “Company Product” means any product or service of the Company or any of its Subsidiaries currently being marketed, sold or licensed by the Company or any of its Subsidiaries.

        “Company Shares” means ordinary shares, NIS 0.20 par value per share, of the Company.

        “Company Stock Option Plans” means the Company’s 1995 Stock Option Plan, 1995 Section 102 Stock Option Plan, 2003 Stock Option Plan, 2003 Section 102 Stock Option Plan, and 2005 Share Incentive Plan.

        “Confidentiality Agreement” means that certain confidentiality agreement, dated as of July 6, 2007, by and between the representative of the Company and The Gores Group, LLC, entered into in connection with the Transactions, to which agreement the other Sponsors have been subsequently joined.

        “Contract” means any binding written, oral, electronic or other contract, lease, license, sublicense, instrument, note, bond, indenture, option, warrant, purchase order, undertaking, agreement or obligation of any nature.

        “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise.

        “Employee” means any current employee or director of the Company or its Subsidiaries.

        “Employment Agreement” means each management, employment, severance, change in control, retention, relocation, repatriation, expatriation or arrangement or other Contract with respect to which the Company or any of its Subsidiaries has or may have, as of the Closing Date, any liability or obligation, contingent or otherwise.

        “Encumbrances” means any liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

        “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

        “ERISA Affiliate” means any Subsidiary of the Company or other Person or entity under common Control with the Company, its Subsidiaries or their respective Affiliates within the meaning of Section 414 (c), (m) or (o) of the Code.

        “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        “GAAP” means generally accepted accounting principles as in effect in the United States of America at the time of the preparation of the subject financial statements.

        “Government Contract” means any Contract to which the Company is a party with any Governmental Authority or any Contract to which the Company is a party that is a subcontract (at any tier) with another Person that holds either a Contract directly with any Governmental Authority or a subcontract (at any tier) under any such Contract.

        “Intellectual Property Licenses” means any Contract including any grant (i) by the Company or any of its Subsidiaries to any Person of any license, sublicense, right, permission, consent or non-assertion relating to or under any Intellectual Property Rights of the Company or any of its Subsidiaries, or (ii) by any Person to the Company or any of its Subsidiaries of any license, sublicense, right, permission, consent or non-assertion relating to or under any Intellectual Property Rights.

        “Intellectual Property Rights” means any and all intellectual property rights and related priority rights, arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction (including common law and statutory rights) or under any international convention, including: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisional applications, continuations and continuations-in-part thereof, and equivalent rights anywhere in the world in inventions and discoveries, including invention disclosures (“Patents”), (ii) all trade secrets and other proprietary rights in know-how and confidential or proprietary information (including inventions and discoveries, whether patentable or not, technology research and development, technical information, techniques, methods, processes, algorithms, schematics, business methods, formulae, specifications, drawings, prototypes, models, designs, customer lists and supplier lists), in each case excluding any rights in respect of any of the foregoing that are protected by Patents (“Trade Secrets”), (iii) all copyrights, published and unpublished works of authorship (including databases and other compilations of information), copyright registrations and applications therefor, and mask works and mask work registrations and applications therefor and all renewals, extensions, restorations and reversions of any of the foregoing (“Copyrights”), (iv) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor (“URLs”), (v) all trademarks, service marks, trade names, logos, brand names, symbols, trade dress, certification marks, collective marks, d/b/a’s, assumed names, fictitious names and other indicia of origin, common law trademarks and service marks, trademark and service mark registrations and applications therefor, and all renewals and extensions of any of the foregoing, and all goodwill associated therewith (“Trademarks”), and (vi) all “moral” rights of authors and inventors, however denominated throughout the world.

        “International Employee Plan” means each Plan and each government-mandated plan or program that has been adopted or maintained by the Company or its Subsidiaries, whether informally or formally, or with respect to which the Company or any of its Subsidiaries has, will or may have, as of the Closing Date, any obligation or liability, contingent or otherwise, substantially for the benefit of individuals who perform or have performed services to the Company or its Subsidiaries outside the United States. This shall include, in Israel, manager’s insurance or other provident or pension funds which are not government-mandated but were set up to provide for the Company’s legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law 5723-1963 (“Severance Pay Law”).

        “Knowledge” means the actual knowledge of (i) as to the Company, those officers set forth in Section 1.1 of the Company Disclosure Schedule, and (ii) as to the Purchaser, the directors of the Purchaser set forth in Section 1.1 of the Purchaser Disclosure Schedule.

        “Laws” shall mean any order, any federal, state, provincial, local or other statute, law, rule of common law, or code of any kind, domestic or foreign, and the rules, regulations, ordinances and standards promulgated thereunder and, where applicable, any interpretation thereof by any Governmental Authority having jurisdiction with respect thereto or charged with the administration thereof.

        “Material Adverse Effect” means any change, event, occurrence or effect which, individually or in the aggregate, did or would reasonably be expected to (a) have a material adverse effect on the business, results of operations, or financial condition of the Company and its Subsidiaries taken as a whole or (b) materially impede the ability of the Company and its Subsidiaries to consummate the Transactions or perform their obligations under this Agreement, in each case, other than changes, events, occurrences or effects relating to or arising from: (i) changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which any of the Company or its Subsidiaries conducts a material portion of its business, except to the extent such changes affect the Company and its Subsidiaries in a disproportionate manner as compared to other companies operating in any such country or region in industries in which the Company or its Subsidiaries operate or do business, (ii) any event, circumstance, change or effect that affects the industries in which the Company or its Subsidiaries operate, except to the extent such event, circumstance, change or effects affect the Company and its subsidiaries in a disproportionate manner as compared to other participants in the industry, (iii) any changes in GAAP occurring after the date of this Agreement, (iv) acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt the business or operations of the Company or any of its material Subsidiaries, (v) the negotiation, announcement or performance of this Agreement and the Transactions (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors or employees) or any action taken by the Company at the written request of, or with the written consent of, the Purchaser, (vi) any decline in the market price or decrease or increase in the trading volume of Company Shares after the date of this Agreement, (vii) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period after the date of this Agreement, (viii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement, the Merger or the other Transactions, or the approval thereof, and (ix) the outcome of any threatened or actual litigation or contingent liability disclosed in Section 4.5(d) of the Company Disclosure Schedule unless the Company or any of its Subsidiaries has engaged in fraud or intentional misrepresentation in connection with the items disclosed in such schedule; provided, that the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure is a Material Adverse Effect.

        “Memorandum of Association” means the memorandum of association of the Company as of the date hereof.

        “NASDAQ” means The NASDAQ Global Market.

        “Permitted Encumbrance” shall mean (i) any statutory Encumbrance for Taxes not yet due or payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP, (ii) Encumbrances securing indebtedness or liabilities that are reflected in the most recent Company SEC Documents (as defined below) filed prior to the date hereof, (iii) such non-monetary Encumbrances or other imperfections of title, if any, that do not individually or in the aggregate, adversely affect the use of the relevant property or assets, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records, and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Encumbrances disclosed on existing title reports or existing surveys, (v) Encumbrances imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vi) Encumbrances under applicable securities Laws, and (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Encumbrances, incurred in the ordinary course of business.

        “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

        “Plan” means each material plan, program, policy, contract, agreement or other arrangement, other than an Employment Agreement, providing for compensation, bonus, incentive, severance, termination pay, deferred compensation, stock or stock-related awards, including Company Stock Options welfare benefits, insurance, salary continuation, vacation, leave of absence, educational assistance, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded.

        “Registered Intellectual Property Rights” means all United States, international and foreign (i) issued Patents, including pending applications therefor, (ii) registered Trademarks and pending applications to register Trademarks, including intent-to-use applications, (iii) Copyright registrations and pending applications to register Copyrights, and (iv) URL registrations and pending applications to register URLs.

        “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine-readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

        “Sponsors” means Gores Capital Partners II, L.P., Mivtach Shamir Holdings Ltd., G SAT B Ltd., G SAT L Ltd., G SAT S Ltd. and DGB Investments, Inc.

        “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or Controlled by such Person or by one or more of its Subsidiaries.

        “Tax” or, collectively, “Taxes,” means (i) any and all United States, federal, provincial, state and local taxes, Israeli and other foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts, and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under United States Treas. Reg. Section 1.1502-6 or any comparable provision of Israeli or other foreign, state or local Laws).

        Section 1.2 Other Terms.

        Accounting terms not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings ascribed to them under GAAP. In addition to the terms defined in Section 1.1, the following terms are defined in the Sections of this Agreement noted below:

Defined Term	Section

102 Trust Period	6.10 (b)
Acquisition Proposal	6.5 (f)
Aggregate Consideration	3.2 (a)
Aggregate Option Consideration	3.3 (a)
Antitrust Requirements	4.4 (a)
Approved Enterprise	4.12 (d)
Book-Entry Shares	3.1 (b)
Certificates	3.1 (b)
Change of Recommendation	6.5 (d)
Closing	2.2
Closing Date	2.2
Companies Law	Recitals
Companies Registrar	2.3
Company	Preamble
Company Charter Documents	4.1 (a)
Company Contract	4.9 (b)
Company Disclosure Schedule	Article IV
Company Employees	6.14 (a)
Company Expenses	8.2 (b)
Company Permits	4.11
Company SEC Documents	4.5 (a)
Company Shareholder Approval	4.4 (c)
Company Shareholders' Meeting	6.7 (a)
Company Stock Options	3.3 (a)
Company Termination Fee	8.2 (a)(i)
Copyrights	1.1
Debt Commitment Letter	5.8 (a)
Debt Financing	5.8 (a)
Effective Time	2.3
End Date	8.1 (b)
Environmental Law	4.14 (b)
Equity Commitment Letter	5.8 (a)
Equity Financing	5.8 (a)
Exchange Fund	3.2 (a)
Financing	5.8 (a)
Financing Agreements	6.4 (d)
Financing Commitments	5.8 (a)
Governmental Authority	4.4 (a)
Governmental Consents	4.4 (a)
Grants	4.22
Hazardous Substance	4.14 (c)
Indemnitee	6.12 (a)
Investment Center	4.4 (a)
IRS	4.8 (b)
Israeli Employees	4.8 (i)
Israeli Options Tax Ruling	6.10 (b)
Israeli Withholding Tax Extension	6.10 (a)(ii)

Defined Term	Section

Israeli Withholding Tax Ruling	6.10 (a)(ii)
Jointly Owned Intellectual Property	4.16 (c)
Limited Guaranty	Recitals
Maximum Amount	6.12 (d)
Merger	Recitals
Merger Certificate	2.3
Merger Consideration	3.1 (b)
Merger Proposal	6.6 (a)
Merger Sub	Preamble
New Plans	6.14 (b)
Notice of Superior Proposal	6.5 (d)
OCS	4.4 (a)
Open Source	4.16 (g)
Option Consideration	3.3 (a)
Option Schedule	3.3 (b)
Ordinance	3.6
Party	Preamble
Patents	1.1
Paying Agent	3.2 (a)
Property	4.13 (b)
Purchaser	Preamble
Purchaser Affiliate	4.4 (c)
Purchaser Disclosure Schedule	Article V
Purchaser Expenses	8.2 (c)
Purchaser Termination Fee	8.2 (b)(ii)
Recommendation	4.20 (a)
Representatives	6.4 (a)
Restraints	7.1 (e)
Returns	4.12 (a)
SEC	4.4 (a)
Severance Pay Law	1.1
Subsidiary Shares	4.2 (c)
Substantial Creditors	6.6 (b)(ii)
Superior Proposal	6.5 (g)
Surviving Company	2.1
Surviving Company Articles	2.4
Tail Policy	6.12 (b)
Trademarks	1.1
Trade Secrets	1.1
Transactions	Recitals
URLs	1.1

ARTICLE II

THE MERGER

        Section 2.1 The Merger.

        Subject to the satisfaction or waiver (to the extent permitted hereunder and by Law) of the conditions set forth in Article VII, at the Effective Time and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of Sections 314 through 327 of the Companies Law, (i) the Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)), (ii) the separate corporate existence of the Merger Sub shall thereupon cease, (iii) the Company shall continue as the surviving company (sometimes hereinafter referred to as the “Surviving Company”), (iv) the Surviving Company shall continue to be governed by Israeli Law and shall become a wholly owned Subsidiary of the Purchaser, and (v) all the properties, rights, privileges and powers of the Company and the Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

        Section 2.2 Closing.

        The closing of the Merger and the Transactions (the “Closing”) shall take place, subject to the terms and conditions of this Agreement, at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, on the second Business Day after the satisfaction or waiver (to the extent permitted hereunder and by Law) of the conditions set forth in Article VII hereof (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date and location as the Parties hereto shall mutually agree. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

        Section 2.3 Effective Time.

        As soon as practicable following the satisfaction or waiver (to the extent permitted hereunder and by Law) of the conditions set forth in Article VII (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), the Merger Sub shall, in coordination with the Company, deliver (and the Purchaser shall cause the Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Merger Certificate”) after notice that the Closing has occurred is served to the Companies Registrar. The Merger shall become effective upon issuance of the Merger Certificate by the Companies Registrar (the “Effective Time”).

        Section 2.4 Articles of Association.

        The parties hereto shall take all actions necessary so that the articles of association of the Company as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Company (the “Surviving Company Articles”), until duly amended as provided therein or by applicable Law.

        Section 2.5 Directors and Officers.

    (a)        The Parties shall take all actions necessary so that the directors of the Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their removal or resignation in accordance with the Surviving Company Articles.

    (b)        The Parties shall take all actions necessary so that the current officers of the Company shall remain the officers of the Surviving Company until their successors shall have been duly elected or appointed or qualified or until their removal or resignation in accordance with the Surviving Company Articles.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; PAYMENT

        Section 3.1 Effect on Share Capital.

        At the Effective Time, by virtue of, and simultaneously with, the Merger and without any action on the part of the Company, the Merger Sub or the holders of any securities of the Company or the Merger Sub:

    (a)        Cancellation of Company Shares. Each of the Company Shares held by the Company as dormant shares or held by the Purchaser or the Merger Sub immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

    (b)        Conversion of Company Shares. Except as otherwise provided in this Agreement, each Company Share issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a) hereof, and Company Shares held by certain Sponsors or one of their Affiliates), shall be automatically converted into the right to receive $11.40 in cash (such per share amount, the “Merger Consideration”), without interest. All Company Stock Options shall be treated in accordance with Section 3.3 hereof. Each Company Share to be converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall be automatically cancelled and shall cease to exist, and the holders of certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding Company Shares, or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares, in accordance with Section 3.2 of this Agreement, the Merger Consideration, without interest.

    (c)        Conversion of the Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each ordinary share, par value of NIS 1.00 per share, of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become fully paid ordinary shares, par value NIS 0.20 per share, of the Surviving Company as shall be issued and outstanding as of the Effective Time and such ordinary shares shall constitute the only outstanding shares of the Surviving Company.

    (d)        Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any share dividend or distribution with a record date during such period, the Merger Consideration as provided in Section 3.1(b) shall be equitably adjusted to reflect such change; provided that, in no event shall the Aggregate Consideration increase as a result of such change.

        Section 3.2 Exchange of Certificates.

    (a)        Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, the Purchaser shall designate a paying agent based in the United States (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Aggregate Merger Consideration as provided in Section 3.1(b). Concurrently with the scheduled date of issuance of the Merger Certificate by the Companies Registrar, the Purchaser shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Company Shares and Company Stock Options cash constituting an amount equal to (i) the sum of the Aggregate Merger Consideration plus (ii) the Aggregate Option Consideration (the “Aggregate Consideration,” and such Aggregate Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b) and Section 3.3, the Purchaser shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (i) held in trust for the benefit of the holders of Company Shares and Company Stock Options, and (ii) applied promptly to making the payments in accordance with this Agreement. In the event that a portion of the Aggregate Consideration will not be disbursed immediately to Israeli residents while a request for a tax exemption is pending, such funds shall be placed in an interest bearing account and the interest earned thereon shall be paid to the recipients. The Exchange Fund shall not be used for any purpose other than to fund payments in accordance with this Agreement.

    (b)        As promptly as practicable following the Effective Time, and, in the case of holders of record of Book-Entry Shares and only with respect to such holders’ Book-Entry Shares, not later than the first Business Day thereafter, the Surviving Company shall cause the Paying Agent to mail or otherwise transmit (or to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding Company Shares (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as the Purchaser and the Company may reasonably specify, (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of Company Shares previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery to the extent permitted by the Paying Agent) and (iii) a declaration form in which the holder of record of a Certificate or Book-Entry Share states whether such holder is a resident of Israel as defined in the Ordinance (as defined below) at the time of mailing to such holder any information statement in connection with approval of the Merger, including any other declarations that may be required for Israeli Tax purposes.

    (c)        Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder and permitted by the Paying Agent) as soon as practicable, and, in the case of holders of record of Book-Entry Shares and only with respect to such holders’ Book-Entry Shares, not later than the one (1) Business Day, following the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share. The Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration.

    (d)        Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Stock Options for eighteen (18) months after the Effective Time shall be delivered to the Purchaser, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Purchaser, as general creditors thereof, for payment of their claim for cash, without interest, to which such holders may be entitled.

    (e)        No Liability. None of the Purchaser, the Merger Sub, the Company, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares are not surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to, or become the property of, any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Purchaser, free and clear of all claims, rights or interest of any Person previously entitled thereto.

    (f)        Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by the Purchaser or, after the Effective Time, the Surviving Company; provided that, (i) no such investment shall relieve the Purchaser or the Paying Agent from making the payments required by this Article III, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-I or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Company or the Purchaser, as the Purchaser directs.

        Section 3.3 Stock Options.

    (a)        As of the Effective Time, each option to purchase Company Shares (each a “Company Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall be accelerated and cancelled by virtue of the Merger and without any action on the part of any holder of any Company Stock Options, in consideration for the right to receive in accordance with, and subject to, the Israeli Options Tax Ruling, if applicable, as promptly as practicable following the Effective Time, an amount in cash equal to the product of (i) the number of Company Shares previously subject to such Company Stock Options and (ii) the excess, if any, of the Merger Consideration over the exercise price per Company Share previously subject to such Company Stock Options, less any required withholding Taxes and applicable commissions and fees (the “Option Consideration” and the sum of all such payments, the “Aggregate Option Consideration”). As of the Effective Time, all Company Stock Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration, without interest. Prior to the Effective Time, the Company shall take all actions necessary to effectuate this Section 3.3, including providing holders of Company Stock Options with notice of their rights with respect to any such Company Stock Options as provided herein.

    (b)        As promptly as practicable following the Effective Time, the Paying Agent shall transfer to the account designated by the plan administrator, under the applicable Company Stock Option Plan, the portion of the Aggregate Option Consideration that holders of Company Stock Options (other than Company 102 Securities) are entitled to receive pursuant to Section 3.3(a). As soon as reasonably practicable thereafter, the applicable plan administrator, in coordination with the Surviving Company, shall pay to each holder of Company Stock Options (other than holders of Company 102 Securities) the amounts contemplated by Section 3.3(a), less applicable deductions and withholding at the time of payment. All payments with respect to Company 102 Securities, as set forth on a schedule to be mutually agreed upon by the Purchaser and the Company on or prior to the Closing Date (the “Option Schedule”), shall be delivered by the Paying Agent to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Laws (including the provisions of Section 102 of the Ordinance and the regulations and rules promulgated thereunder). The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements with respect to the payment in respect to Company 102 Securities and with such procedures as may be required by the Israeli Options Tax Ruling, if obtained.

        Section 3.4 Lost Certificates.

        If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Company may direct, as indemnity against any claim that may be made against the Surviving Company with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

        Section 3.5 Transfers; No Further Ownership Rights.

    (a)        The Merger Consideration paid in respect of Company Shares upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares represented by such Certificates or Book-Entry Shares, and at the Effective Time, the share transfer books shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of Company Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidence ownership of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided herein or by applicable Law. If valid Certificates or Book-Entry Shares are presented to the Surviving Company for transfer following the Effective Time, they shall be cancelled against delivery of the applicable Merger Consideration, as provided for in Section 3.1(b) hereof, for each Company Share formerly represented by such Certificates.

    (b)        If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement to vest the Purchaser with control over, and to vest the Surviving Company with full right, title and possession to, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Company and the Purchaser shall, in the name of their respective corporations or otherwise, be fully authorized to take all such lawful and necessary action to the extent not inconsistent with the terms of this Agreement or the rights of the holders of Company Shares or Company Stock Options.

        Section 3.6 Withholding Tax.

        Each of the Purchaser, the Surviving Company, the 102 Trustee, the Paying Agent and Subsidiaries of the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Shares or Company Stock Options pursuant to this Agreement the amounts required to be deducted and withheld from any payment pursuant to this Agreement under the Code, the Israeli Income Tax Ordinance New Version, 1961, as amended and the rules and regulations promulgated thereunder (the “Ordinance”), or any other applicable state or local Tax Law, or Israeli or foreign Tax Law, provided, however, that (i) in the event the Israeli Withholding Tax Ruling and/or the Israeli Options Tax Ruling, as applicable is obtained, deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, shall be made only in accordance with the provisions of such rulings, (ii) in the event the Israeli Withholding Tax Extension is obtained, the parties shall fully comply with the provisions of any such Israeli Withholding Tax Extension, and (iii) in the event any holder of record of Company Shares or Book-Entry Shares provides the Purchaser or the Surviving Company with a valid approval or ruling issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding) of Israeli Tax from the Merger Consideration in a form reasonably satisfactory to the Purchaser, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, from the Merger Consideration payable to such holder of record of Company Shares shall be made only in accordance with the provisions of the applicable approval. To the extent that amounts are withheld by the Paying Agent, the Surviving Company, the 102 Trustee, applicable plan administrator or the Purchaser, as the case may be, such withheld amounts (i) shall be remitted by the Purchaser, the Surviving Company, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Company, as applicable, to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made by the Purchaser, the Surviving Company, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Company, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to the Purchaser and the Merger Sub that, except as set forth in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to the Purchaser prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific Section of the Company Disclosure Schedule in which they are made and for purposes of all other Sections to the extent the relevance of such disclosure is reasonably apparent on its face):

        Section 4.1 Organization; Qualification.

    (a)        The Company and each of its Subsidiaries is a corporation or a limited liability company, duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has all requisite corporate or limited liability company power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted and as currently proposed by management to be conducted. The Company has made available to the Purchaser true and complete copies of its Memorandum of Association and Articles of Association (together, the “Company Charter Documents”) and the certificate of incorporation and bylaws (or similar organizational documents) of Spacenet Inc. The Company Charter Documents and the certificate of incorporation and bylaws (or similar organizational documents) of each of its Subsidiaries are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions. The Company has made available to the Purchaser correct and complete copies of the minutes of all meetings of shareholders, the Board of Directors and each committee of the Board of Directors of the Company and Spacenet Inc. in each case since January 1, 2005, other than any such minutes related to the Transactions.

    (b)        The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing (in jurisdictions where such concept is recognized) in each jurisdiction in which failure to be so duly qualified or licensed and in good standing would have a Material Adverse Effect.

        Section 4.2 Capitalization.

    (a)        The registered and authorized share capital of the Company consists of 60,000,000 Company Shares. As of March 27, 2008, (i) 39,749,429 Company Shares were issued and outstanding, (ii) 2,062,407 Company Shares were available for issuance under the Company Stock Option Plans and 4,089,010 Company Shares were issuable upon the exercise of outstanding Company Stock Options to purchase Shares under the Company Stock Option Plans, and (iii) 866,161 Company Shares were issuable upon the conversion of outstanding convertible notes. Each of the issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights and were issued in compliance in all material respects with applicable Law. Except as set forth above in this Section 4.2(a), and except for changes since the above date resulting from the exercise of Company Options or the conversion of convertible notes of the Company outstanding on such date, there are no outstanding (i) shares of registered authorized share capital or other voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of registered and authorized share capital or other securities of the Company, or (iii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of the Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of the Company. There are no outstanding obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of the Company’s Subsidiaries or to vote or to dispose of any shares of registered and authorized share capital of the Company or any of the Company’s Subsidiaries.

    (b)        Section 4.2(b) of the Company Disclosure Schedule lists each outstanding Company Option, the Plan under which such Options were granted, the holder thereof, the number of Company Shares issuable thereunder and the exercise price thereof. Except as disclosed in Section 4.2(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has agreed to register any securities under the Securities Act, any state securities Law or any other applicable securities Law or granted registration rights to any individual or entity.

    (c)        Section 4.2(c) of the Company Disclosure Schedule lists each Subsidiary of the Company, and its shareholders, directors and officers. Each of the issued and outstanding shares of capital stock of each of the Subsidiaries (the “Subsidiary Shares”) has been duly authorized and validly issued and are fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights and were issued in compliance in all material respects with applicable Law, and, except as set forth in Section 4.2(c) of the Company Disclosure Schedule, the Company owns, directly or indirectly, one hundred percent (100%) of all Subsidiary Shares. Except as disclosed in Section 4.2(c) of the Company Disclosure Schedule, there are no (i) securities convertible into or exchangeable for shares of share capital or other securities of any Subsidiary of the Company, or (ii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of any Subsidiary of the Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of any Subsidiary of the Company. Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any ownership interest in any Person other than investments having a carrying amount, in each case, less than $250,000. The Company is not subject to any obligation or requirement to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise), in any Person except its Subsidiaries.

        Section 4.3 Authority.

        The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform and consummate this Agreement, the Merger and the Transactions. The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions, other than the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

        Section 4.4 Consents and Approvals; No Violations; Voting.

    (a)        The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the Transactions do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any foreign, domestic, state or local governmental body, self-regulatory organization, court, agency, commission, official or regulatory or other authority (collectively, “Governmental Authority”) other than (i) filing of the Merger Certificate, (ii) notice to the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry & Labor (“OCS”) of the change in ownership of the Company to be effected by the Merger, (iii) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade, Industry & Labor (the “Investment Center”) of the change in ownership of the Company to be effected by the Merger, (iv) compliance with the rules and regulations of NASDAQ, (v) obtaining the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling, (vi) notices to the Israeli Ministry of Defense, (vii) any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority under applicable U.S. or foreign competition, antitrust, merger control or investment laws (“Antitrust Requirements”) (clauses (i) through (vii), collectively, the “Governmental Consents”), (viii) those consents set forth in Section 4.4(a) of the Company Disclosure Schedule, and (ix) where failure to obtain or make such filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by, or in respect of any Governmental Authority would not have, individually or in the aggregate, a Material Adverse Effect. No Subsidiary of the Company is required to make any independent filings with the U.S. Securities and Exchange Commission (the “SEC”), NASDAQ or any other stock exchange.

    (b)        The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the Transactions do not and will not (i) conflict with or result in any breach of any provision of the Company Charter Documents or any similar organizational documents of any of its Subsidiaries, (ii) except as set forth in Section 4.4(b) of the Company Disclosure Schedule, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration or the creation or acceleration of any right or obligation under, or result in the creation of any Encumbrance upon, any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, loan, credit agreement, lease, license, permit, concession, franchise, purchase order, sales order Contract, agreement or other instrument, understanding or obligation, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets may be bound, or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Law applicable to the Company, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (ii) and (iii) for violations, breaches, defaults, terminations, amendments, cancellations or accelerations that would not have a Material Adverse Effect.

    (c)        Assuming the accuracy of the representations set forth in Section 5.5 below, the affirmative vote (in person or by proxy) of the holders of the majority of the Company Shares present and voting at the Company Shareholders’ Meeting, or any adjournment or postponement thereof, in favor of the approval of this Agreement, the Merger and the Transactions (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of shares of the Company or any of its Subsidiaries that is necessary to approve this Agreement, the Merger and the Transactions. If the Purchaser, the Merger Sub or any person or entity holding twenty-five percent (25%) or more of either the voting rights or the right to appoint directors of the Purchaser or the Merger Sub (any such person or entity is described in this paragraph as a “Purchaser Affiliate”) holds shares in the Company (as set forth in Section 5.5 of the Purchaser Disclosure Schedule), then the Company Shareholder Approval shall also include the additional requirement that a majority of the voting power present and voting at the Company Shareholders’ Meeting in person or by proxy (excluding abstentions, the Purchaser, the Merger Sub, the Purchaser’s Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger.

        Section 4.5 SEC Reports and Financial Statements.

    (a)        The Company has filed with, or furnished to, the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2006 (collectively, the “Company SEC Documents”). The Company SEC Documents, as of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment) (i) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder.

    (b)        As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the financial statements of the Company included in the Company SEC Documents, including any related notes thereto, (i) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be set forth in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring audit adjustments not material in amount), and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods indicated.

    (c)        Solely as applicable to a foreign private issuer, the Company has established and maintains internal controls over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is accumulated and communicated to the Company’s chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms promulgated by the SEC. Such internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the board of directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements of the Company and its Subsidiaries. As of the date hereof, the Company has not identified any material weaknesses in the design or operation of the internal controls over financial reporting except as disclosed in the Company SEC Documents filed prior to the date hereof.

    (d)        Except (i) as reflected or reserved against in the Company’s financial statements (or the notes thereto) included in the Company SEC Documents filed with or furnished to the SEC and publicly available prior to the date of this Agreement, (ii) for liabilities or obligations incurred in the ordinary course of business since the date of such financial statements that would not have a Material Adverse Effect, (iii) for liabilities permitted or contemplated by this Agreement in connection with the Merger and the Transactions, or (iv) as disclosed in Section 4.5(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.

        Section 4.6 Absence of Certain Changes or Events.

        Except as set forth in Section 4.6 of the Company Disclosure Schedule, (a) from January 1, 2007 through the date of this Agreement, there has not been any Material Adverse Effect, and (b) since September 30, 2007, (i) except for the Merger and the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course, consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has taken any action described in Section 6.2 hereof that if taken after the date hereof and prior to the Effective Time without the prior written consent of the Purchaser would violate such provision. Without limiting the foregoing, since September 30, 2007, there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of its Subsidiaries which materially affects the use thereof.

        Section 4.7 Information Supplied.

        None of the information supplied by the Company for inclusion or incorporation by reference in any document to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting at the time furnished (as amended or supplemented) or at the time of the Company Shareholders’ Meeting in connection with the Transactions will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by the Purchaser or the Merger Sub in writing for inclusion in any such document.

        Section 4.8 Employee Matters and Benefit Plans.

    (a)        Section 4.8(a)(i) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Company Employee Plan relating to employees of the Company in Israel, the United States, Colombia and Peru, and Section 4.8(a)(ii) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Employment Agreement providing for total compensation of $200,000 or more per year in the year ended December 31, 2007. The Company does not have any plan or commitment to establish any new Company Employee Plan, or to modify any such Plan.

    (b)        The Company has provided or made available to the Purchaser copies of (i) each Company Employee Plan and each Employment Agreement identified in Section 4.8(a)(i) and Section 4.8(a)(ii) of the Company Disclosure Schedule, including all amendments thereto and all related documents, including the form of each representative stock option agreement evidencing any outstanding Company Stock Options, (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan identified in Section 4.8(a)(i), (iii) the most recent annual report (e.g. Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA, the Code or other applicable Laws in connection with each Company Employee Plan, (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan identified in Section 4.8(a)(i), (v) all determination, opinion, notification and advisory letters from the United States Internal Revenue Service (the “IRS”) or similar non-U.S. Governmental Authority in respect of any U.S. Company Employee Plan, (vi) all correspondence since January 1, 2005 to or from any Governmental Authority relating to any Company Employee Plan that alleges a violation of any Laws in any material respect or relates to a material amendment to any such Plan, (vii) all prospectuses prepared in connection with each Company Employee Plan identified in Section 4.8(a)(i) or Stock Option Plan, and (viii) any approvals held by the Company or its Subsidiaries that enable them to employ foreign employees or employees from “territories” currently administered by Israel.

    (c)        The Company and its Subsidiaries have performed in all material respects all obligations required to be performed by it under, are not in default or violation of, and have no Knowledge of any material default or violation by any other party to, each Company Employee Plan, Employment Agreement and consulting agreement, and each Company Employee Plan, Employment Agreement or consulting agreement has been established and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws. Except as disclosed in Section 4.5(d) of the Company Disclosure Schedule, as of the date hereof, (i) there are no actions, suits or claims pending, or, to the Company’s Knowledge, threatened or reasonably anticipated against any Company Employee Plan, the Company or its Subsidiaries with respect to any Employment Agreement or against the assets of any Company Employee Plan, except for claims that would not reasonably be expected to be material to the Company and its Subsidiaries, and (ii) there are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by the IRS, United States Department of Labor or any other Governmental Authority with respect to any Company Employee Plan. Except as disclosed in Section 4.8(c) of the Company Disclosure Schedule and except as required by Law, no condition exists that would prevent the Surviving Company, its Subsidiaries or the Purchaser from terminating or amending any Company Employee Plan at any time for any reason without liability to the Surviving Company (other than ordinary administration expenses or routine claims for benefits).

    (d)        None of the Company, its Subsidiaries or their respective ERISA Affiliates has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under any “multiemployer plan,” as defined in Section 3(37) of ERISA, any plan subject to Title IV of ERISA or Section 412 of the Code, any multiple employer plan (as defined in ERISA or the Code), or any “funded welfare plan” within the meaning of Section 419 of the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either timely applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the Company’s Knowledge, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status, except such events, conditions or circumstances which could be corrected without the Company incurring a material liability.

    (e)        No Company Employee Plan provides, or reflects or represents any liability material to the Company or its Subsidiaries, taken as a whole, to provide post-termination life, health or other welfare benefits to any Person for any reason, except as may be required by Section 601 through 608 of ERISA or other applicable Law.

    (f)        The Company and its Subsidiaries (i) are not liable for any arrears of wages or penalties with respect thereto, and (ii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for individuals who perform or who have performed services for the Company or its Subsidiaries (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as set forth in Sections 4.5(d) and 4.8(f) of the Company Disclosure Schedule, there are no complaints, charges or claims against the Company or its Subsidiaries pending, or to the Knowledge of the Company, threatened to be brought, with any Governmental Authority, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or its Subsidiaries of any individual that would be material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act and any similar state of local “mass layoff” or “plant closing” law, collective bargaining, extension orders, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax.

    (g)        As of the date hereof, no work stoppage or labor strike against the Company or its Subsidiaries is pending, or to the Knowledge of the Company, threatened. The Company does not have Knowledge of any material activities or proceedings of any labor union to organize any Employees. None of the Company or its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 4.8(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is presently, and has not in the preceding five years been, a party to, or bound by, any collective bargaining agreement, extension order or union contract and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries.

    (h)        Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by Laws that are applicable to such International Employee Plan. Except as disclosed in Section 4.8(h) of the Company Disclosure Schedule, no International Employee Plan has unfunded liabilities, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Employee Plan, that as of the Effective Time, will not be offset by insurance or fully accrued, in accordance with normal accounting practices, except such liabilities for severance payments required under local Law in the event of a non-voluntary termination of employment.

    (i)        Solely with respect to Employees who reside or work in Israel or whose employment is otherwise subject to Israeli Law (“Israeli Employees”) and except as set forth in Section 4.8(i) of the Company Disclosure Schedule, (i) the Company is not a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, or is otherwise required under any legal requirement (except as set forth in personal Employment Agreements) to provide benefits or working conditions beyond the minimum benefits and working conditions required by Israeli Law or pursuant to extension orders applicable to all employees in Israel, which have not been accrued by the Company and which, if paid, could have a Material Adverse Effect; (ii) the Company has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees; (iii) the Company is not subject to, and no Israeli Employee of the Company benefits from, any extension order (tzavei harchava) except for extension orders applicable to all employees in Israel; (iv) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in the respective Employment Agreements or applicable Law, and all Contracts between the Company and any of its Israeli Employees or directors can be terminated by the Company by up to ninety (90) days notice without giving rise to a claim for damages or compensation (except for statutory payments); (v) all amounts that the Company is legally or contractually required to pay to Employees and/or to Governmental Authorities (whether under (vii) below or otherwise) are fully funded or accrued on the Financial Statements as of the date of such Financial Statements, and the Company is in compliance with the requirements of the general authorization (heter) given by the Ministry of Labor in connection with Section 14 of the Severance Pay Law, (vi) except as disclosed in Section 4.5(d) of the Company Disclosure Schedule, there is no pending or, to the Company’s Knowledge, threatened claim by a current or former Israeli Employee for compensation due to termination of employment (beyond the statutory payments to which employees are entitled); (vii) all amounts that the Company is legally or contractually required to either (A) deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds, or (B) withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Israeli Income Tax Ordinance and/or Israeli National Insurance Law or otherwise, in either case, have been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice); (viii) the Company is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including the Israeli Prior Notice to the Employee Law 2002, the Israeli Notice to Employee (Terms of Employment) Law 2002, the Israeli Prevention of Sexual Harassment Law 1998, and the Israeli Employment by Human Resource Contractors Law 1996; and (ix) as of the date hereof, the Company has not engaged any Israeli Employees whose employment would require special licenses or permits, and there are no unwritten Company policies or customs which, by extension, could entitle Israeli Employees to benefits in addition to what they are entitled by Law or contract.

    (j)        Consultants providing services to the Company or its Subsidiaries are subject to agreements that state that there is no employer-employee relationship between the Company or any of its Subsidiaries, on the one hand, and a consultant, on the other hand.

        Section 4.9 Contracts.

    (a)        Except as disclosed in Section 4.9(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following Contracts:

    (i)        any Contract whereby the Company or any of its Subsidiaries has assumed any obligation of, or duty to warrant, indemnify, reimburse, hold harmless or guarantee any obligation or liability of any other Person (including with respect to the infringement or misappropriation by the Company or any of its Subsidiaries or such other Person of the Intellectual Property Rights of any Person other than the Company or any of its Subsidiaries) in excess of $1,000,000, other than any Contract entered into in connection with the sale or license of products or services, or Intellectual Property Rights related thereto, or any Contract with advisors entered into in the ordinary course of business consistent with past practice;

    (ii)        any Contract containing any covenant limiting in any respect the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person, granting any exclusive rights (including any exclusive license or right to use any Intellectual Property Rights) or “most favored nation” status or limiting, in any material respect, the Company’s right to acquire material assets, securities or services of any third parties;

    (iii)        any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of assets having a fair market value or a purchase price in excess of $1,000,000 not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has or will have any ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company’s Subsidiaries, in each case, containing material covenants, indemnities or other obligations that are still in effect;

    (iv)        any Contract involving payments in excess of $1,000,000 with any third party to manufacture, reproduce, sell or distribute any Company Products, except Contracts with manufacturers, distributors, customers or sales representatives in the ordinary course of business cancelable by the Company or the applicable Subsidiary without penalty upon ninety (90) days’ notice or less;

    (v)        any mortgages, indentures, bank guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit in excess of $1,000,000, other than trade payables or extensions of credit by or to the Company incurred in the ordinary course of business consistent with past practice, or any Contract under which the Company or any of its Subsidiaries acts as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation for borrowed money or other indebtedness of any Person (other than the Company or its Subsidiaries);

(vi) any settlement agreement requiring payment of a sum in excess of $1,000,000 under which the Company or any of its Subsidiaries has ongoing obligations;

    (vii)        each real property lease and each lease for personal property in each case involving payments by the Company or any of its Subsidiaries in excess of $250,000 annually (including capitalized leases);

    (viii)        any royalty Contracts, Intellectual Property Licenses and other Contracts relating to any Intellectual Property Rights that are integral to the business of the Company and its Subsidiaries taken as a whole (excluding any shrink-wrap, click-through or other end-user license agreements on reasonable terms for Software available through commercial distributors or in consumer retail stores for a license fee of no more than $50,000) or pursuant to which the Company’s commitment for future payment is in excess of $500,000 in the aggregate or any settlement agreement related to Intellectual Property Rights entered into since January 1, 2001;

    (ix)        any other Contract pursuant to which the Company and its Subsidiaries have aggregate remaining payment obligations in excess of $500,000, other than Contracts entered into in the ordinary course of business consistent with past practice; and

(x) any commitment or agreement to enter into any of the foregoing.

    (b)        None of the Company, any of its Subsidiaries, or, to the Company’s Knowledge, any other party to any Contract required to be disclosed in Section 4.9(a) or 4.17 of the Company Disclosure Schedule (any such Contract, a “Company Contract”), is in material breach, violation or default under, and neither the Company nor any of its Subsidiaries has received written notice that it has materially breached, violated or defaulted under, any Company Contract. Each Company Contract is a legal, valid and binding obligation of the Company or the Subsidiary that is a party thereto, enforceable against the Company and such Subsidiary, and to the Company’s Knowledge, the other parties thereto in accordance with its terms. The Company has made available to the Purchaser true and complete copies of all Company Contracts and all other Contracts that are material to the Company and its Subsidiaries, taken as a whole, that are in effect on the date of this Agreement.

    (c)        Solely with respect to Government Contracts to which a U.S. Governmental Authority is a party:

    (i)        Neither the Company nor any of its controlling shareholders, officers or directors has been debarred, suspended, deemed non-responsible or otherwise excluded from participation in any Government Contract or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs or any similar list nor, to the Knowledge of the Company, has any debarment, suspension or exclusion proceeding been initiated against the Company or any of its predecessors, controlling shareholders, officers or directors.

    (ii)        There have been no legal proceedings involving or related to the Company or, to the Knowledge of the Company, any of its predecessors, controlling shareholders, officers or directors with respect to an alleged or potential violation of a Contract requirement or any applicable Law pertaining to any Government Contract. No Person has filed or, to the Knowledge of the Company, threatened to file a protest with any Governmental Authority challenging a Government Contract award to the Company.

    (iii)        Except as set forth on Section 4.9(c)(iii) of the Company Disclosure Schedule, there have been no audits, there are no ongoing audits and, to the Knowledge of the Company, there are no audits impending or expected under or related to any Government Contract. The Company maintains systems of internal controls that are in material compliance with all requirements of all Government Contracts and of applicable Law.

    (iv)        The Company has not conducted any internal investigation in connection with which the Company has engaged any outside legal counsel, auditor, accountant or investigator, or has made any disclosure to any Governmental Authority or other customer or contractor or subcontractor related to any suspected, alleged or possible violation of a contract requirement or violation of any Law with respect to any Government Contract.

    (v)        All representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Company to a Governmental Authority, contractor or subcontractor in connection with any Government Contract (or change or modification thereto) were true, complete and correct in all material respects as of their respective effective dates and, to the Knowledge of the Company, with respect only to any such representations or certifications (or the portion thereof) that are continuing in nature, are true, complete and correct as of the date hereof.

    (vi)        The Company does not have any pending or anticipated claims, requests for equitable adjustment or requests for waiver or deviation from Contract requirements with respect to any Government Contract, and the Company has no Knowledge of any material claim or threatened claim against the Company by any customer agency with respect to any Government Contract, including any claim for a reduction in price under any Government Contract.

    (vii)        Except as set forth in Section 4.9(c)(iii) of the Company Disclosure Schedule, with respect to any Government Contracts, there is no request by any Governmental Authority for a Contract price adjustment.

        Section 4.10 Litigation.

        Except as provided in Section 4.10 of the Company Disclosure Schedule, as of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending before any Governmental Authority or arbitrator or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries that seeks to enjoin any activities of the Company or any of its Subsidiaries, restrain the consummation of the Merger or which could, if adversely determined, reasonably be expected to result in losses, damages or liabilities incurred by the Company or any of its Subsidiaries in excess of $500,000 individually. Neither the Company nor any of its Subsidiaries is (a) subject to any outstanding order, writ, judgment, decree or injunction of, or settlement with, any Governmental Authority or (b) engaged in any suit, claim, action or proceeding to recover monies due to it or for damages or losses sustained by it that, if the Company failed to collect such monies due it, would have a Material Adverse Effect.

        Section 4.11 Compliance with Applicable Law.

        The Company and its Subsidiaries hold all permits, licenses, authorizations, certificates, variances, exemptions, orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses as presently conducted and to own their assets and properties (the “Company Permits”), except for failures to hold any such Company Permits that would not be material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are in material compliance with the terms of the Company Permits. The businesses, properties and operations of the Company and its Subsidiaries have not been and are not being conducted in violation of any Law applicable to the Company and its Subsidiaries, except for any violations which would not reasonably be expected to result in losses, damages or liabilities incurred by the Company or any of its Subsidiaries in excess of $500,000, individually. Neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority (a) claimed or alleged that the businesses, properties or operations of the Company or any of its Subsidiaries were not in compliance with all applicable Laws or (b) was considering the amendment, termination, revocation or cancellation of any Company Permit. The consummation of the Merger and the Transactions, in and of themselves, will not cause the revocation or cancellation of any Company Permit.

        Section 4.12 Taxes.

        Except as disclosed in Section 4.12 of the Company Disclosure Schedule,

    (a)        the Company and each of its Subsidiaries has filed, or has caused to be filed on its behalf, all material U.S. federal, state or local returns, or Israeli and other foreign returns, estimates, declarations, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company and each of its Subsidiaries with any Tax authority, and such Returns are true and correct in all material respects. The Company and each of its Subsidiaries have paid all material Taxes shown on such Returns that are due;

    (b)        the Company and each of its Subsidiaries (i) has paid or accrued all material Taxes it is required to pay or accrue and (ii) has withheld from each payment or deemed payment made to its past or present employees, officers, directors and independent contractors, suppliers, creditors, shareholders or other third parties all material Taxes and other material deductions required to be withheld and has, within the time and in the manner required by law, paid such withheld amounts to the proper Governmental Authorities;

    (c)        no material Tax deficiency is outstanding, proposed or assessed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any material Tax;

    (d)        no audit or other examination of any material Return of the Company or any of its Subsidiaries is currently in progress, neither the Company nor any of its Subsidiaries has been notified in writing of any request for such an audit or other examination, and no Tax authority (including for these purposes the Investment Center with respect to the Company’s status as an “Approved Enterprise” under the Israeli Law for the Encouragement of Capital Investment, 5719-1959) has asserted in writing, or to the Company’s Knowledge, threatened in writing to assert, against the Company or any of its Subsidiaries any claim for material Taxes;

    (e)        no material adjustment that is still pending relating to any Returns filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax authority. No written claim that could give rise to material Taxes has been made within the last five (5) years in a jurisdiction in which the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries may be subject to taxation in that jurisdiction;

    (f)        neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated group filing a consolidated Return, (ii) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than customary tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes), or (iii) is liable for the Taxes of any other Person under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state or local Laws, or Israeli or other foreign Laws), as a transferee or successor, by Contract or otherwise;

    (g)        there are no Encumbrances on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, except for Encumbrances for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings;

    (h)        neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger;

    (i)        certain facilities of the Company have been granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investment, (5719-1959) in the “alternative route.” To the Company’s Knowledge, such facilities are in compliance in all material respects with all terms and conditions stipulated by such Law, regulations published thereunder and the instruments of approval for the specific investments in the “approved enterprise”; and

    (j)        Section 4.12(j) of the Company Disclosure Schedule lists each Tax incentive, subsidy or benefit granted to and currently enjoyed by the Company and its Subsidiaries under the Laws of the State of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive. The Company and its Subsidiaries have complied in all material respects with all Israeli Laws to be entitled to claim such incentives, subsidies or benefits. To the Company’s Knowledge, subject to receipt of the approval of the Investment Center and other Governmental Consents required as explicitly set forth herein, consummation of the Merger will not in any material respect affect the continued qualification for the incentives, subsidies or benefits or the terms or duration thereof or except as set forth in Section 4.12(j) of the Company Disclosure Schedule, require any recapture of any previously claimed tax incentive, subsidy or benefit, and no consent or approval of any Governmental Authority is required prior to the consummation of the Merger in order to preserve the rights of the Surviving Company or its Subsidiaries to any such incentive, subsidy or benefit currently enjoyed by the Company and its Subsidiaries under the Laws of the State of Israel, other than such rights the scope of which depends on the identity of the beneficial owners of the Purchaser.

        Section 4.13 Property.

    (a)        The Company and each of its Subsidiaries has marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets that are material to the Company and its Subsidiaries taken as a whole, free and clear of all Encumbrances except for Permitted Encumbrances. The representations and warranties set forth in this Section 4.13 do not apply to Intellectual Property Rights or other intellectual property assets or rights. All leases pursuant to which the Company or any of its Subsidiaries leases from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party (or any event which with notice or the lapse of time, or both, would constitute a default and in respect of which the Company or any of its Subsidiaries has not taken adequate measures to prevent such default from occurring) that, in each case would be material to the Company and its Subsidiaries taken as a whole.

    (b)        The Company has the sole right to be registered at the Land Registry as the owner of premises of 29,851 square meters located in Block 6640, Parcel 115 in Kiryat Arye (the “Property”), such registration to occur upon the registration of such premises as a condominium. The manner of such registration is currently disputed and such dispute will not have a Material Adverse Effect.

    (c)        Section 4.13(c) of the Company Disclosure Schedule sets forth a true and complete list of (i) each interest in real property owned by the Company or any of its Subsidiaries and identifies the owner thereof and (ii) each lease under which the Company or any of its Subsidiaries is a lessee of real property.

        Section 4.14 Environmental.

    (a)        Except for those matters that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with applicable Environmental Law, (ii) no Hazardous Substances are present at, or have been disposed on, or released or discharged from, onto or under, any of the properties currently owned, leased, operated or otherwise used by the Company or its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), (iii) no Hazardous Substances were present at or disposed on, or released or discharged from, onto or under, any of the properties formerly owned, leased, operated or otherwise used by the Company or its Subsidiaries during the period of ownership, lease, operation or use by Company or its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries is subject to any liability or obligation in connection with Hazardous Substances present at any location owned, leased, operated or otherwise used by any third party, (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is or may be in violation of or liable under any Environmental Law, (vi) there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company or any of its Subsidiaries, and (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other directive of any Governmental Authority or is subject to any indemnity agreement with any Person relating to Hazardous Substances.

    (b)        As used herein, the term “Environmental Law” means any international, national, provincial, regional, federal, state, municipal or local law, regulation, order, judgment, decree, permit, authorization, opinion, common or decisional law (including principles of negligence and strict liability) or agency requirement relating to the protection, investigation or restoration of the environment (including natural resources) or the health of human or other living organisms, including the manufacture, introduction into commerce, export, import, handling, use, presence, disposal, release or threatened release of any Hazardous Substance or noise, odor, wetlands, pollution, contamination or any injury or threat of injury to Persons or property.

    (c)        As used herein, the term “Hazardous Substance” has the same meaning as such term is defined in the U.S. Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9601(14).

        Section 4.15 Insurance.

        Section 4.15 of the Company Disclosure Schedule sets forth a list of all insurance policies held by or on behalf of the Company, Spacenet Inc. and all the entities within the Spacenet Rural business unit, and a brief description of such policies, including the names of the insurers, the principal insured and each named insured, the policy number and period of coverage, the annual premiums and a brief description of the interests insured by such policies. The insurance policies listed in Section 4.15 of the Company Disclosure Schedule include all policies of insurance that are required by applicable Law and Contracts relating to the Company, Spacenet Inc, and all the entities within the Spacenet Rural business unit in the amounts required thereby. Each Subsidiary of the Company has insurance policies in place which are sufficient to comply with applicable Law and any Contract to which it is a party. The insurance policies listed in Section 4.15 of the Company Disclosure Schedule (a) have been issued by insurers which, to the Knowledge of the Company, are reputable and financially sound, (b) provide coverage for the operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary practice in the industries in which the Company and its Subsidiaries operate, and (c) are in full force and effect. All premiums due and payable on the insurance policies listed in Section 4.15 of the Company Disclosure Schedule have been paid and no written notice of cancellation or termination has been received with respect to any such policy. With the exception of the directors’ and officers’ insurance policy, which will be amended prior to Closing, the insurance policies referred to in this Section 4.15 will remain in full force and effect and will not in any way be affected by or terminate by reason of the Merger or any of the Transactions.

        Section 4.16 Intellectual Property.

    (a)        Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all Registered Intellectual Property Rights owned by the Company or any of its Subsidiaries.

    (b)        Except as set forth in Section 4.16(b) of the Company Disclosure Schedule, the Company or one of its Subsidiaries, as applicable, is the sole and exclusive owner of, or has valid and continuing rights (pursuant to written Intellectual Property Licenses) to use and otherwise exploit, the Company Intellectual Property Rights, free and clear of all Encumbrances other than Permitted Encumbrances or any obligations under the Intellectual Property Licenses set forth in Section 4.9(a)(viii) of the Company Disclosure Schedule. The Company Intellectual Property Rights include all Intellectual Property Rights necessary and sufficient to enable the Company and each of its Subsidiaries to conduct its business. To the Knowledge of the Company, the Company Intellectual Property Rights are valid and enforceable.

    (c)        Section 4.16(c) of the Company Disclosure Schedule sets forth a true and complete list of all Intellectual Property Rights jointly owned by the Company or any of its Subsidiaries and any other Person(s) (“Jointly Owned Intellectual Property”), and specifies with respect to each item of Jointly Owned Intellectual Property the joint owners of such item. Except as set forth in Section 4.16(c) of the Company Disclosure Schedule with respect to Jointly Owned Intellectual Property, (i) all Intellectual Property Rights in works of authorship and all other materials subject to copyright protection (A) were either created by employees of the Company or its Subsidiaries within the scope of their employment or are otherwise works made for hire, or all right, title and interest in and to such works of authorship or other materials subject to copyright protection have been legally and fully assigned and transferred in writing to the Company or one of its Subsidiaries, as applicable, or (B) are licensed from third parties pursuant to a written Intellectual Property License for use and other exploitation as currently used and otherwise exploited by the Company and its Subsidiaries, (ii) all Intellectual Property Rights in all inventions and discoveries made, developed, created, conceived and/or reduced to practice by any employee, consultant or independent contractor of the Company or any of its Subsidiaries within the scope of their employment (or other retention) by the Company or such Subsidiary, as applicable, or that are the subject of one or more issued Patents or pending Patent applications, have been assigned in writing to the Company or such Subsidiary, as applicable, to the extent that sole and exclusive ownership of any such Intellectual Property Rights does not vest automatically in the Company or such Subsidiary, as applicable, by operation of Law, and (iii) all employees, consultants and independent contractors of the Company or any of its Subsidiaries involved in the creation or development of any products, services, technology or Intellectual Property Rights or in other material development activities have signed written documents assigning to the Company or such Subsidiary, as applicable, all Intellectual Property Rights made, written, developed, created, conceived and/or reduced to practice by them within the scope of their employment (or other retention) by the Company or such Subsidiary, as applicable, to the extent that sole and exclusive ownership of any such Intellectual Property Rights does not automatically vest in the Company or such Subsidiary, as applicable, by operation of Law.

    (d)        The Company and each of its Subsidiaries have taken reasonable precautions to protect the secrecy, confidentiality and value of material Trade Secrets, and no such Trade Secrets have been authorized to be disclosed or have been actually disclosed by the Company or any of its Subsidiaries other than pursuant to a written non-disclosure agreement restricting the disclosure and use of such Trade Secrets. Former and current employees, consultants and independent contractors of the Company and its Subsidiaries involved in the creation or development of any products, services, technology or Intellectual Property Rights or in other material development activities have executed written agreements with the Company or one of its Subsidiaries designed to protect the confidentiality of the Company Intellectual Property Rights, and, to the Company’s Knowledge, no employee, consultant or independent contractor of the Company or any of its Subsidiaries is in violation or breach of any term of any such written agreement that would impair any of the Company Intellectual Property Rights.

    (e)        To the Company’s Knowledge, none of the Intellectual Property Rights owned by the Company or any of its Subsidiaries, the use by the Company or any of its Subsidiaries of any of the Company Intellectual Property Rights or the conduct of the business of the Company or any of its Subsidiaries (including the manufacturing, licensing, marketing, importation, exportation, offer for sale, sale or use of any products or services in connection with such business) infringes, constitutes the misappropriation of or violates any valid Intellectual Property Rights of any other Person or, to the extent that any such claims of infringement, misappropriation or violation are made or asserted against the Company or any of its Subsidiaries, the Company has valid and reasonable counterclaims thereto of infringement of a material Patent(s) that the Company has the valid right to assert or enforce. Except as set forth in Section 4.16(e) of the Company Disclosure Schedule, none of the Company Intellectual Property Rights is being infringed, misappropriated or violated by any other Person or its property. Neither the Company nor any of its Subsidiaries has received during the past twelve (12) months any written claim, any cease and desist or equivalent letter or any other written notice of any allegation that any of the Company Intellectual Property Rights, the use by the Company or any of its Subsidiaries of any of the Company Intellectual Property Rights or the conduct of the business of the Company or any of its Subsidiaries (including the manufacturing, licensing, marketing, importation, exportation, offer for sale, sale or use of any products or services in connection with such business) infringes, constitutes the misappropriation of or violates the Intellectual Property Rights of any third party. To the Company’s Knowledge, except as set forth in Section 4.16(e) of the Company Disclosure Schedule, there has been no unauthorized use by, unauthorized disclosure by or to, or infringement, misappropriation or other violation by any third party and/or any current or former officer, employee, independent contractor, consultant or any other agent of the Company or any of its Subsidiaries of any of the Company Intellectual Property Rights. No written claims of such unauthorized use, unauthorized disclosure or infringement, misappropriation or other violation of any of the Company Intellectual Property Rights have been made against any Person by the Company or any of its Subsidiaries. (A) None of the Company Intellectual Property Rights is currently the subject of any suit, action, or written claim or demand of any third party and no action or proceeding, whether judicial, administrative, before an arbitration panel, a dispute resolution proceeding or otherwise, has been instituted and is pending or, to the Company’s Knowledge, threatened, that challenges or affects the Intellectual Property Rights of the Company or any of its Subsidiaries or the ownership, use, validity or enforceability of any such Intellectual Property Rights and, to the Company’s Knowledge, there is no such claim, demand, action, suit or proceeding by a third party that is pending but unasserted against the Company or any of its Subsidiaries with respect to any of the Company Intellectual Property Rights, and (B) neither the Company nor any of its Subsidiaries has requested or received during the past two (2) years any formal written opinions of counsel (outside or inside) relating to infringement, invalidity or unenforceability of any Intellectual Property Rights.

    (f)        (i) All registrations with and applications to Governmental Authorities in respect of the Registered Intellectual Property Rights owned, filed or applied for by the Company or any of its Subsidiaries that are material to the Company or any of its Subsidiaries are in full force and effect and, to the Knowledge of the Company, valid, (ii) the Company and each of its Subsidiaries is in compliance with all material applicable government regulations regarding the manufacture, advertising, sale, import and export of the Company Intellectual Property Rights and products incorporating or made using the Company Intellectual Property Rights, and (iii) except as set forth in Section 4.16(f) of the Company Disclosure Schedule, there are no restrictions on the direct or indirect transfer of any Intellectual Property License, or other Contract or agreement pursuant to which the Company or any of its Subsidiaries has been granted a right, to use Company Intellectual Property Rights, or any interest therein, held by and material to the Company and its Subsidiaries.

    (g)        Except as set forth in Section 4.16(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has licensed or provided to any third party, or otherwise permitted any third party to access or use, any source code or related materials for any Software developed by or for the Company or any of its Subsidiaries or (ii) is currently a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of source code or related materials for any such Software. Except as set forth in Section 4.16(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has incorporated any “open source,” “freeware,” “shareware” or other Software having similar licensing or distribution models (“Open Source”) in, or used any Open Source in connection with, any Software developed, licensed, distributed or otherwise exploited by or for the Company or any of its Subsidiaries in a manner that requires the contribution or disclosure to any third party, including the Open Source community, of any portion or source code of such Software developed, licensed, distributed or otherwise exploited by or for the Company or any of its Subsidiaries.

    (h)        The consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of Purchaser, Merger Sub, the Company or any of its Subsidiaries to own or use any Company Intellectual Property Rights. Neither this Agreement nor any transaction contemplated by this Agreement will result in the grant by the Company or any of its Subsidiaries to any third party of any license or right with respect to any Company Intellectual Property Rights pursuant to any Contract to which the Company or any of its Subsidiaries is a party or by which any assets or properties of the Company or any of its Subsidiaries are bound.

        Section 4.17 Affiliate Transactions.

        Except as set forth in Section 4.17 of the Company Disclosure Schedule, no material relationship, agreements or arrangements, direct or indirect, exist between or among the Company or its Subsidiaries on the one hand and the directors, officers, or shareholders of the Company or their Affiliates, on the other hand, other than in the ordinary course of the Company’s business. No office holder, executive officer or director of the Company or its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, nor is the Company or its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them. Neither the Company’s nor its Subsidiaries’ office holders, executive officers or directors or any member of their family or their Affiliates has any direct or indirect ownership interest in any firm or corporation that competes directly with the Company its Subsidiaries or the Company’s or its Subsidiaries’ business as currently conducted or as proposed to be conducted. No office holder, executive officer or director of the Company or its Subsidiaries, or any of their family or their Affiliates, is, or has been, directly or indirectly interested in any Contract with the Company or its Subsidiaries, or has derived, received, or was entitled to, any interest, incentive, or other form of benefit in connection with the Company’s or its Subsidiaries’ business, or any of the Contracts and/or commercial arrangements to which the Company or any of its Subsidiaries is a party.

        Section 4.18 Brokers.

        No broker, investment banker or financial advisor or other Person, other than UBS Securities LLC (“UBS”), the fees and expenses of which will be paid by the Company pursuant to the engagement letter dated May 21, 2007, a true and correct copy of which has been provided to the Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

        Section 4.19 Opinion of Financial Advisor.

        The Board of Directors has received the opinion of UBS, dated as of the date hereof (a true and correct copy of which will be made available to the Purchaser by the Company solely for informational purposes promptly following its receipt by the Company), to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by the holders of Company Shares (other than as set forth in such opinion) pursuant to the Merger is fair, from a financial point of view, to such holders.

        Section 4.20 Board of Directors and Audit Committee Approval.

    (a)        The Board of Directors has (i) determined that this Agreement, the Merger and the Transactions are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the Transactions, and (iii) subject to the provisions of this Agreement, determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the Transactions (the “Recommendation”).

    (b)        The audit committee of the Board of Directors has approved this Agreement, the Merger and the Transactions prior to the approval of the Board of Directors.

        Section 4.21 Inapplicability of Certain Statutes.

        Other than as set forth in the Companies Law and as required under any applicable Antitrust Requirement, the Company is not subject to any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other Transaction.

        Section 4.22 Grants, Incentives and Subsidies.

        The Company has made available to the Purchaser copies of all documents evidencing all material pending and outstanding grants, incentives, exemptions and subsidies from the government of the State of Israel or any agency thereof, or from any other Governmental Authority, granted to the Company or any of its Subsidiaries, including the grant of Approved Enterprise Status from the Investment Center and grants from the OCS (collectively, “Grants”) and of all related material letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto for the period after January 1, 2006. Each of the Company and the applicable Subsidiaries is in compliance, in all material respects, with the terms and conditions of all Grants which have been approved and has duly fulfilled, in all material respects, all the undertakings required thereby.

        Section 4.23 Encryption and Other Restricted Technology.

        Except as disclosed in Section 4.23 of the Company Disclosure Schedule, the Company’s and its Subsidiaries’ businesses as currently conducted do not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export, requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974, as amended, or other legislation regulating the development, commercialization or export of technology.

        Section 4.24 Effect of Transaction.

    (a)        Except as set forth in Section 4.24(a) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the Transactions (either alone or together with any other event) will not (i) constitute an event under any Company Employee Plan, Employment Agreement, consulting agreement, trust, loan or other agreement or arrangement that will or might result in any severance payments or any acceleration of vesting, forgiveness of indebtedness, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or consultant, or (ii) result in any payment, acceleration or vesting with respect to any other security issued by the Company or any of its Subsidiaries.

    (b)        Except as set forth in Section 4.24(b) of the Company Disclosure Schedule, no payment or benefit which will or may be made by the Company, its Subsidiaries or any of their respective Affiliates with respect to any Employee will be characterized as excess “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. None of the Company, its Subsidiaries or any of their respective Affiliates has an obligation to make any tax gross up payments with respect to any such excess parachute payments.

        Section 4.25 Customers and Suppliers.

    (a)        Section 4.25 of the Company Disclosure Schedule sets forth a list of the twenty (20) largest customers of the Company and its Subsidiaries and the five (5) largest suppliers of each of the Company’s business units, as measured by the dollar amount of purchases therefrom or thereby, for the twelve (12) month period ended September 30, 2007, showing the approximate total sales by the Company and its Subsidiaries to each such customer and the approximate total purchases by the Company and its Subsidiaries from each such supplier, during such period.

    (b)        No customer or supplier listed in Section 4.25 of the Company Disclosure Schedule has terminated its relationship with the Company or any of its Subsidiaries and, to the Knowledge of the Company, (i) no customer or supplier listed in Section 4.25 of the Company Disclosure Schedule has delivered notice to the Company or its Subsidiaries that it intends to terminate its business with the Company or any of its Subsidiaries and (ii) no supplier listed in Section 4.25 of the Company Disclosure Schedule has delivered notice to the Company or its Subsidiaries of a material increase in pricing outside of the ordinary course of business.

        Section 4.26 Warranties.

        Except for the customary warranties of the Company and its Subsidiaries or as set forth in Section 4.26 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has given any written warranties that are currently in effect with respect to their products and services. Except as set forth in Section 4.26 of the Company Disclosure Schedule, there have not been any material deviations from or material modifications to the customary warranties.

        Section 4.27 Foreign Corrupt Practices Act; Certain Business Practices.

        Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, agent, employee or other person acting on behalf of the Company or any of its Subsidiaries, has, in any material respect (a) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (b) is currently targeted by any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, (c) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to foreign or domestic government officials, employees or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act, (d) accepted or received any unlawful contributions, payments, gifts or expenditures or (e) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

        Section 4.28 No Other Representations or Warranties.

        Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Purchaser or any of its Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF
THE PURCHASER AND THE MERGER SUB

        The Purchaser and the Merger Sub, jointly and severally, hereby represent and warrant to the Company that, except as set forth in the disclosure schedule (the “Purchaser Disclosure Schedule”) delivered by the Purchaser to the Company prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the Purchaser Disclosure Schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

        Section 5.1 Organization, Good Standing and Qualification.

        Each of the Purchaser and the Merger Sub is a legal entity duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Neither the Purchaser nor the Merger Sub is in violation of any provision of its respective organizational documents.

        Section 5.2 The Purchaser and the Merger Sub.

        All of the issued and outstanding shares of the Merger Sub are owned by the Purchaser. Each of the Purchaser and the Merger Sub were formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and neither the Purchaser nor the Merger Sub, nor any of their respective Subsidiaries, has conducted any business prior to the date hereof and neither has any, and prior to the Effective Time neither will have any, assets, liabilities or obligations of any nature other than those immaterial assets, liabilities or obligations incident to its formation and pursuant to this Agreement, the Merger and the Transactions.

        Section 5.3 Corporate Authority.

        Each of the Purchaser and the Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by each of the Purchaser and the Merger Sub and is a valid and binding agreement of the Purchaser and the Merger Sub, enforceable against each of the Purchaser and the Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The execution and delivery of this Agreement by the Purchaser and the Merger Sub and the consummation by the Purchaser and the Merger Sub of the Merger and the Transactions contemplated hereby, including the Financing, have been duly and validly authorized by all necessary corporate action of the Purchaser and the Merger Sub.

        Section 5.4 The Merger Sub Board Approval.

        The board of directors of the Merger Sub has unanimously (a) determined that the Merger is fair to, and in the best interest of, the Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors, (b) approved this Agreement, the Merger and the Transactions, and (c) resolved to recommend that the sole shareholder of the Merger Sub approve this Agreement, the Merger and the Transactions pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

        Section 5.5 Share Ownership.

        Except as set forth in Section 5.5 of the Purchaser Disclosure Schedule, as of the date of this Agreement, none of the Purchaser, the Merger Sub or any Person referred to in Section 320(c) of the Companies Law with respect to the Purchaser or the Merger Sub owns any Company Shares.

        Section 5.6 Governmental Filings; No Violations; Etc.

    (a)        Other than with respect to procedures under the Companies Law, the necessary filings and clearance, if any, under applicable Antitrust Requirements and as set forth in Section 5.6(a) of the Purchaser Disclosure Schedule, no notices, reports or other filings are required to be made by the Purchaser or the Merger Sub with, and no consents, registrations, approvals, permits or authorizations are required to be obtained by the Purchaser or the Merger Sub from, any Governmental Authority in connection with the execution and delivery of this Agreement by the Purchaser and the Merger Sub and the consummation of the Merger and the Transactions or in connection with the continuing operation of the business of the Purchaser following the Effective Time.

    (b)        The execution, delivery and performance of this Agreement by the Purchaser and the Merger Sub do not, and the consummation of the Merger and the Transactions will not, (i) constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws or comparable organizational documents of the Purchaser and the Merger Sub, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any material obligation or the creation of any Encumbrance on any of the assets of the Purchaser or the Merger Sub pursuant to, any material Contracts binding on the Purchaser or the Merger Sub, or (C) any material change in the rights or obligations of any party under any Contract binding on the Purchaser or the Merger Sub, or (ii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Law applicable to the Purchaser, the Merger Sub or any of their respective Affiliates or any of their properties or assets, except in each case, for such breaches, violations, defaults or changes that would not have a material adverse effect on the Purchaser or the Merger Sub’s ability to timely consummate the Merger and the Transactions.

        Section 5.7 Brokers and Finders.

        Except as set forth in Section 5.7 of the Purchaser Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser or the Merger Sub or any of their respective Affiliates.

        Section 5.8 Available Funds.

    (a)        Attached to Section 5.8(a) of the Purchaser Disclosure Schedule is a copy of the executed commitment letter from Bank Hapoalim (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender party thereto has committed to provide the debt financing set forth therein to the Purchaser for the purpose of funding the Transactions (the “Debt Financing”). Attached to Section 5.8(a) of the Purchaser Disclosure Schedule is a copy of the executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitments”) from the Sponsors pursuant to which, and subject to the terms and conditions thereof, such Sponsors have committed to the Purchaser to invest the amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

    (b)        The Financing Commitments have been executed in the forms attached to Section 5.8(a) of the Purchaser Disclosure Schedule and, as of the date hereof, have not been amended or modified in any respect or supplemented and are in full force and effect. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of the Purchaser and the Merger Sub and, to the Knowledge of the Purchaser, the other parties thereto. As of the date hereof, there are no other agreements, side letters or arrangements relating to the Financing Commitments. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on part of the Purchaser or the Merger Sub under any term or condition of the Financing Commitments, and neither the Purchaser nor the Merger Sub has reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. The Purchaser or the Merger Sub has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or prior to the date hereof. The aggregate proceeds from the Financing constitute all of the funds necessary for the consummation by the Purchaser and the Merger Sub of the Transactions contemplated hereby. The Financing Commitments set forth all of the conditions precedent to the obligations of the parties thereunder to make the Financing, to the extent contemplated to be provided at or prior to the consummation by the Purchaser and the Merger Sub of the Transactions contemplated hereby, available to borrowers thereunder on the terms therein.

        Section 5.9 Interest in Competitors.

        Except as set forth in Section 5.9 of the Purchaser Disclosure Schedule, none of the Purchaser, the Merger Sub or any of their respective Affiliates insofar as such affiliate-owned interests would be attributed to the Purchaser or the Merger Sub under any Antitrust Requirements, owns any interest in any entity or Person that derives a substantial portion of its revenues from a line of business within the Company’s principal lines of business.

        Section 5.10 Information Supplied.

        None of the information supplied by the Purchaser for inclusion in any document to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting at the time furnished (as amended or supplemented) or at the time of the Company Shareholders’ Meeting in connection with the Transactions will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Purchaser or the Merger Sub with respect to statements made therein based on information supplied by the Company in writing for inclusion in any such document.

        Section 5.11 Acknowledgement of Disclaimer of Other Representations and Warranties.

        The Purchaser and the Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to (i) the books and records of the Company and its Subsidiaries, and (ii) the electronic data room maintained by the Company through IntraLinks for purposes of the Transactions, (c) it has been afforded the opportunity to ask questions of, and receive answers from, officers of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries or any other documentation, forecasts or other information, other than the representations and warranties of the Company expressly contained in this Agreement.

ARTICLE VI

CONDUCT PRIOR TO THE EFFECTIVE TIME
AND ADDITIONAL AGREEMENTS

        Section 6.1 Conduct of Business by the Company.

        Except as otherwise expressly contemplated by this Agreement and as required by applicable Law, as set forth in Section 6.1 of the Company Disclosure Schedule or as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) preserve intact their current business organizations (except that any of the Company’s wholly-owned Subsidiaries may be merged with or into, or be consolidated with any of the Company’s other wholly-owned Subsidiaries or may be liquidated into the Company or any of its Subsidiaries), (ii) keep available the services of their current officers and key employees who are integral to the operation of their businesses as presently conducted, and (iii) preserve their relationships with those Persons having business relations with them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2 shall be deemed a breach of this Section 6.1 unless such action would constitute a breach of such specific provision of Section 6.2.

        Section 6.2 Specific Activities.

        Without limiting the generality of Section 6.1, during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, except as otherwise expressly contemplated by this Agreement, as set forth in Section 6.2 of the Company Disclosure Schedule and as required by applicable Law, or as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), provided that the Purchaser shall be deemed to have consented if the Purchaser does not object within three (3) Business Days in Los Angeles, California, after a request for such consent is delivered by the Company to the individuals set forth in Section 6.2 of the Purchaser Disclosure Schedule), the Company shall not, and shall not permit any of its Subsidiaries to:

    (a)        cause, permit or propose any amendments to the Company Charter Documents;

    (b)        (i) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, declare or pay any dividends on or make other distributions in respect of any of its share capital, (ii) adopt a plan of complete or partial liquidation or reorganization, or a resolution providing for or authorizing such liquidation or reorganization, (iii) split, combine or reclassify any of its shares or any other security or interest therein, or (iv) repurchase, redeem or otherwise acquire any shares, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than the acquisition of restricted shares upon forfeiture thereof;

    (c)        issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or Encumbrance of, any shares or any other security or interest therein, including any rights, warrants or options to purchase any shares of capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of capital stock other than the issuance of Company Shares upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with the existing terms of such Company Stock Options or upon conversion of the Company’s convertible notes;

    (d)        acquire or agree to acquire any material assets of (including securities), or merge or consolidate with, any Person or engage in any similar transaction;

    (e)        make any loans, advances or capital contributions to, or investments in, any other Person outside of the ordinary course of business consistent with past practice other than any amounts expressly reflected in the Company’s budgets for 2007and 2008 provided to the Purchaser;

    (f)        sell, lease, license, pledge, encumber or otherwise dispose of any of its material assets or any interest therein, other than in the ordinary course of business consistent with past practice;

    (g)        incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any “keep-well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice pursuant to credit agreements or facilities in existence on the date hereof;

    (h)        make or rescind any material Tax election, or agree to pay, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes, or request, negotiate or agree to any Tax rulings, or Tax sharing arrangement or agreement (except as provided herein);

    (i)        amend, in any material respect, any Tax return, change an annual Tax accounting period, adopt or change any material Tax accounting method (except as required by applicable Law or, solely with respect to accounting periods or methods, as required by GAAP) or execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any material Taxes;

    (j)        make or agree to make any capital expenditures in excess of the amount contemplated by the Company’s budgets for 2007 or 2008 provided to the Purchaser;

    (k)        pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or propose to pay, discharge, settle or satisfy such claims, liabilities or obligations, in each case outside of the ordinary course of business that (i) involve non-monetary relief that would materially restrict the operations of the Company, or (ii) requires the payment of amounts after the Closing in excess of $500,000 individually;

    (l)        (i) modify or amend in any material respect any credit agreement or facility, or (ii) modify or amend in any material respect or terminate any Company Contract or any other Contract that is material to the Company and its Subsidiaries, taken as a whole;

    (m)        terminate or otherwise discontinue the services without cause of the Company’s and its Subsidiaries current officers and key employees who are integral to the operation of their businesses as presently conducted;

    (n)        except (i) as required pursuant to existing written agreements in effect on the date hereof, Company Employee Plans in effect as of the date hereof, or written agreements for newly hired employees or extensions of employment agreements (on substantially similar terms as in effect on the date hereof), all in the ordinary course of business consistent with past practice, (ii) as otherwise required by Law, (iii) as provided pursuant to existing Employment Agreements or in compensation committee directives in effect on the date hereof, or (iv) as set forth in Section 6.2 of the Company Disclosure Schedule, (A) increase the compensation or benefits of any director, officer or employee, except for, in the cases of non-officer employees, increases in the ordinary course of business that are consistent with past practice (including, for this purpose, the normal salary, bonus and equity compensation review process conducted each year and changes relating to positions or title), (B) adopt or amend in any material respect any Company Employee Plan (any such amendment being required to comply in all respects with the other provisions of this Section 6.2), (C) amend or modify in any material respect any Employment Agreement or enter into any Employment Agreement with an Employee providing for compensation and benefits in excess of $200,000 per year;

    (o)        make any material change in accounting methods, principles or practices, except as required (i) by GAAP, Regulation S-X of the Exchange Act, any Governmental Authority or the Financial Accounting Standards Board (or similar organization), or (ii) by change in applicable Law;

    (p)        enter into any transaction with any of its Affiliates other than pursuant to arrangements in effect on the date hereof or in connection with transactions between or among the Company and wholly-owned Subsidiaries or Affiliates of the Company controlled by the Company;

    (q)        transfer or license to any Person (other than with respect to inter-company transactions) or otherwise extend, amend or modify in any material respect, any material rights of such other Person or entity to Company Intellectual Property Rights, or enter into any agreements or make other commitments or arrangements to grant, transfer or license, to any Person future patent right, in each case other than non-exclusive licenses the granting of which are advisable in connection with, or to the sale or distribution of, any product by the Company or any of its Subsidiaries, in each case in the ordinary course of business consistent with past practice; provided that in no event shall the Company or any Subsidiary of the Company (i) license on an exclusive basis (other than supply and distribution agreements in the ordinary course of business consistent with past practice) or sell any Company Intellectual Property Rights that are material to the Company or any of its Subsidiaries, or (ii) enter into any agreement limiting in any material respect the right of the Surviving Company or any of its Subsidiaries to engage in any line of business or to compete with any Person;

    (r)        enter into any Company Contract or series of related Contracts outside the ordinary course of business (except as expressly permitted under other provisions of this Agreement); or

    (s)        authorize any of, or commit or agree to take any of, the foregoing actions.

        Section 6.3 No Control of Other Party's Business.

        Nothing contained in this Agreement is intended to give the Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and to give the Company, directly or indirectly, the right to control or direct the Purchaser’s operations. Prior to the Effective Time, each of the Purchaser and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

        Section 6.4 Access to Information; Confidentiality; Financing.

    (a)        Prior to the Effective Time, except as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford the Purchaser and its officers, employees, accountants, counsel, financial advisors and other representatives (collectively, “Representatives”) at their own expense, with reasonable access during normal business hours and upon reasonable notice to all the properties, books, Contracts, commitments, personnel (including management team) and records of the Company and its Subsidiaries so that the Purchaser and the Merger Sub may obtain all information concerning the business as they may reasonably request; provided that, the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company, and during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the Purchaser and the Merger Sub:

(i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of U.S. federal or state or Israeli securities Laws; and

    (ii)        all other information concerning its business, properties and personnel as the Purchaser may reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (A) breach any agreement with any third party, or (B) constitute a waiver of, or result in an impairment of, the attorney-client or other privilege held by the Company.

    (b)        Any information obtained by any Person pursuant to this Section 6.4 shall be subject to the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser and the Merger Sub shall not, and shall cause their Representatives not to, use information obtained pursuant to this Section 6.4 for any purpose unrelated to the consummation of the Merger and the Transactions. No review or information obtained pursuant to this Section 6.4 shall limit the Purchaser’s or the Merger Sub’s reliance on or the enforceability of any representation or warranty made by the Company herein.

    (c)        Subject to Section 6.4(d), the Company shall and shall cause its Subsidiaries to, at the Purchaser’s sole expense, cooperate in connection with the arrangement of the Financing (or any alternative financing) as may be reasonably requested by the Purchaser (provided that, such requested cooperation is not prohibited by applicable Law and does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company shall include, at the reasonable request of the Purchaser, subject to Sections 6.4(a) and 6.4(b), (i) using reasonable best efforts to provide any lenders or other sources providing such Financing (or any alternative financing) with financial and other information regarding the Company, requested by the Purchaser or its lenders including all financial statements and financial and other data of the type required by Regulation S-X (other than Item 3-10 of Regulation S-X) and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act, to consummate the offerings of any debt securities contemplated by such Financing (or any alternative financing) at the time during the Company’s fiscal year any such offerings will be made, (ii) making the Company’s senior executive officers available to reasonably assist any lenders or other sources participating in such Financing (or any alternative financing), (iii) assisting with the preparation of materials for prospective lenders and other financing sources, rating agencies, road shows and similar documents and presentations, (iv) causing the Company’s Representatives to cooperate with the reasonable requests of the Purchaser and its Representatives in connection with any such Financing (or any alternative financing), (v) executing and delivering, or causing to be executed and delivered, certain agreements and certificates related to any such Financing (or any alternative financing) and (vi) otherwise reasonably cooperating in connection with the consummation of any such Financing (or any alternative financing).

    (d)        Each of the Purchaser and the Merger Sub shall use, and shall cause their Affiliates to use, their reasonable best efforts to (i) obtain the Financing on the terms and conditions described in the Financing Commitments (or terms no less favorable to the Purchaser or the Company), and (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (or terms no less favorable to the Purchaser or the Company), and to satisfy the conditions thereto that are within its control. In the event that the Purchaser or the Merger Sub become aware that any portion of the Financing has become unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) the Purchaser shall promptly notify the Company, and (B) the Purchaser and the Merger Sub shall use their reasonable best efforts to arrange to obtain any such unavailable portion from alternative sources as promptly as reasonably practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 6.4(d) being referred to as the “Financing Agreements”). Any Financing contemplated by the foregoing sentence shall not cause the Board of Directors of the Company to reasonably determine that such Financing would prevent it from approving the Transactions pursuant to Section 315 of the Companies Law, such determination to be made after consultation with counsel and an internationally recognized investment bank regarding the Company’s ability to fulfill its financial obligations. The Purchaser shall (1) furnish executed copies of the Financing Agreements to the Company promptly upon their execution, and (2) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any replacement thereof).

    (e)        The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing (or any alternative financing); provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries. The Purchaser shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries as contemplated by this Section 6.4. The Purchaser acknowledges and agrees that the Company and its Affiliates and their respective directors, officers, employees, agents and Representatives shall not have any responsibility for, or incur any liability to, any Person under the Financing or any cooperation provided pursuant to this Section 6.4 and that the Purchaser and the Merger Sub shall indemnify and hold harmless the Company and its Affiliates and their respective directors, officers and employees from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any action carried out by them under Section 6.4(d) prior to the Effective Time.

        Section 6.5 No Solicitation.

    (a)        Subject to Section 6.5(c) through (e), the Company agrees that, neither it nor any of its Subsidiaries shall, and that it shall cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or encourage or take any other action to facilitate any inquiry, discussion, offer or request that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or otherwise engage in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information to, or afford access to the property, books or records of the Company or its Subsidiaries to, any person that has made or, to the Company’s Knowledge, is considering making an Acquisition Proposal or grant any waiver or release under any standstill agreement, (iii) engage in discussions regarding an Acquisition Proposal with any Person that has made or, to the Company’s Knowledge, is considering making an Acquisition Proposal, except to notify such Person as to the existence of the provisions of this Section 6.5, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or agreement in principle or any agreement or other arrangement providing for any Acquisition Proposal (except for confidentiality agreements permitted under Section 6.5(c)). The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal as of the date of this Agreement.

    (b)        The Company shall promptly (and in any event within twenty-four (24) hours after receipt) notify the Purchaser, orally and in writing, of the receipt of any Acquisition Proposal, or of any inquiries, proposals or offers received by, any request for information from, or any negotiations sought to be initiated or continued with, either the Company or its Representatives concerning an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal and disclose the identity of the other party and the material terms of such inquiry, offer, proposal or request and, in the case of written materials provided to the Company provide the Purchaser copies of such materials as promptly as reasonably practicable. The Company shall keep the Purchaser informed on a prompt basis of the status, terms and substance of any discussions or negotiations (including amendments and proposed amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal.

    (c)        Notwithstanding the limitations set forth in Section 6.5(a), if at any time prior to obtaining the Company Stockholder Approval, the Company receives an Acquisition Proposal which (i) constitutes a Superior Proposal or (ii) the Board of Directors determines in good faith could reasonably be expected to result in a Superior Proposal, the Company may take the following actions (A) furnish nonpublic information to the third party making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on terms no less favorable in any material respect to the Company than the terms of the Confidentiality Agreement and provided that, any such information must be provided to the Purchaser as promptly as is reasonably practicable after its provision to such third party to the extent not previously made available to the Purchaser and (B) engage in discussions or negotiations with the third party with respect to the Acquisition Proposal, if, but only if, in the case of both clause (A) and (B) if the Board of Directors has concluded in good faith, after consultation with the Company’s outside legal advisors, that the failure of the Board of Directors to furnish such information or engage in such discussions or negotiations would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s shareholders under applicable Law.

    (d)        Subject to compliance with the other terms of this Section 6.5(d), in response to the receipt of a Superior Proposal that has not been withdrawn, prior to obtaining the Company Stockholder Approval, the Board of Directors may withdraw, modify or qualify the Recommendation (a “Change of Recommendation”) or approve or recommend a Superior Proposal if the Board of Directors has concluded in good faith, after consultation with the Company’s outside legal advisors, that the failure of the Board of Directors to effect a Change of Recommendation or approve or recommend a Superior Proposal, as applicable, would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s shareholders under applicable Law. The Company shall not be entitled to effect a Change in Recommendation with respect to a Superior Proposal or approve or recommend a Superior Proposal unless and until (i) after the third Business Day following the Purchaser’s receipt of a written notice (a “Notice of Superior Proposal”) from the Company advising the Purchaser that the Company intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action in such Notice of Superior Proposal and as promptly as practicable thereafter providing a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, and stating that the Company intends to effect a Change in Recommendation (it being understood and agreed that (A) the Company shall, and shall cause its financial and legal advisors to, during such three (3) – Business Day period, negotiate with the Purchaser and Merger Sub in good faith (to the extent the Purchaser and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, (B) in determining whether to cause or permit the Company to effect a Change in Recommendation or approve or recommend a Superior Proposal, the board of directors of the Company shall take into account any changes to the financial terms of this Agreement proposed by the Purchaser to the Company in any bona fide written proposal in response to a Notice of Superior Proposal or otherwise, and (C) any material amendment to the financial terms of such Superior Proposal shall require a new Notice of Superior Proposal and a new three (3) – Business Day period), and (ii) the Company has complied in all material respects with this Section 6.5. In addition, the Board of Directors shall not approve or recommend a Superior Proposal unless the Company immediately terminates this Agreement pursuant to Section 8.1(g). Except as expressly permitted by this Section 6.5, the Board of Directors shall not (i) effect a Change of Recommendation or publicly propose to withdraw, modify or qualify the Company Recommendation or (ii) approve, recommend or adopt or publicly propose to approve, recommend or adopt any Superior Proposal.

    (e)        Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure (other than (i) a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (ii) a negative recommendation of such tender offer) shall be deemed to be an Change of Recommendation; provided, further, however, that the Board of Directors shall not (A) recommend that the shareholders of the Company tender their Company Shares in connection with such tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) or (B) effect a Change of Recommendation, unless, in each case, the applicable requirements of Section 6.5(d) shall have been satisfied.

    (f)        For the purposes of this Agreement, “Acquisition Proposal” shall mean, with respect to the Company, any unsolicited offer or proposal (other than an offer or proposal made or submitted by the Purchaser or any of its Subsidiaries) contemplating or otherwise relating to any transaction or series of related transactions involving (i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, exchange offer or other similar transaction in which (A) the Company or any Subsidiary is a constituent corporation, (B) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding Company Shares, or (C) the Company or any Subsidiary issues securities representing more than twenty percent (20%) of the outstanding Company Shares, (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the fair market value of the assets of the Company and the Subsidiaries, taken as a whole, or (iii) any liquidation or dissolution of the Company.

    (g)        For the purposes of this Agreement, “Superior Proposal” shall mean an offer or proposal to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, exchange offer or other similar transaction as a result of which either (A) the shareholders of the Company prior to such transaction in the aggregate cease to own at least fifty percent (50%) of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing fifty percent (50%) or more of the Company Shares or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for fifty percent (50%) or more of the fair market value of the assets of the Company and the Subsidiaries, taken as a whole, in the case of clauses (i) and (ii), in a single transaction or a series of related transactions that (1) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement, and (2) is on terms that the board of directors of the Company determines in good faith, after consultation with the Company’s outside legal and financial advisors, would if consummated, result in a transaction that is more favorable to the Company and its shareholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by the Purchaser in response to such proposal), taking into account all of the terms and conditions of such proposal and this Agreement, including any break-up and reverse break-up fees, expense reimbursement or similar provisions, and is reasonably capable of being consummated in a timely manner on the terms proposed, in each case, taking into account all financial (including the financing terms of such proposal), regulatory, legal and other aspects of such proposal.

        Section 6.6 Merger Proposal.

        Each of the Company and, if applicable, the Merger Sub, shall take the following actions within the time frames set forth herein; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the Companies Law and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.6 accordingly):

    (a)        As promptly as reasonably practicable after the execution and delivery of this Agreement:

    (i)        each of the Company and the Merger Sub shall cause a merger proposal (in the Hebrew language) in substantially the form attached hereto as Exhibit C (a “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law;

    (ii)        the Company shall call the Company Shareholders’ Meeting, it being understood that the sole shareholder of the Merger Sub has approved the Merger contemporaneously with the execution of this Agreement; and

    (iii)        within three (3) days from the date that the Company Shareholders’ Meeting has been convened as aforesaid, the Company and the Merger Sub shall jointly deliver the applicable Merger Proposal to the Companies Registrar. Each of the Company and the Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, not later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder.

    (b)        Promptly after the Company and the Merger Sub shall have complied with the provisions of Section 6.6(a) above and with subsections (i) and (ii) of this Section 6.6(b), but in any event not later than three (3) Business Days (as defined in the Companies Law) following the date on which such notice was sent to the creditors, each of the Company and the Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was submitted to their respective secured and non-secured creditors in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the above, each of the Company and, if applicable, the Merger Sub, shall:

    (i)        publish a notice to its creditors, stating that a Merger Proposal has been submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the offices of the Companies Registrar, the Company’s registered offices or the Merger Sub’s registered offices, as applicable, and at such other locations as the Company or the Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in the United States, not later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) if required, in such other manner as may be required by any applicable Law;

    (ii)        within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, by registered mail, to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law), in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, as specified in the notice referred to in subsection (i) above; and

    (iii)        send to the Company “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), not later than three (3) Business Days following the day on which the Merger Proposal has been submitted to the Companies Registrar.

        Section 6.7 Shareholders Approval.

    (a)        The Company will take, in accordance with applicable Law and its Articles of Association, all action necessary to convene a general meeting of its shareholders (the “Company Shareholders’ Meeting”) as promptly as reasonably practicable to consider and vote for the approval of this Agreement, the Merger and the Transactions. The Board of Directors shall recommend such approval subject to the notice requirements of the Companies Law and the rules and regulations promulgated thereunder and the Articles of Association of the Company. The Company Shareholders’ Meeting shall be held as promptly as reasonably practicable after the date hereof. The Company shall call, notice, convene, hold and conduct the Company Shareholders’ Meeting in compliance with applicable Laws including the Companies Law, the Articles of Association of the Company and the rules of NASDAQ. Subject to the provisions of Section 320(c) of the Companies Law, the approval of the Merger requires the Company Shareholder Approval. The quorum required for the shareholders’ meeting is at least two (2) shareholders, present in person or by proxy, holding at least thirty-three and one-third percent (33 1/3%) of the issued and outstanding share capital of the Company. The Company may adjourn or postpone the Company Shareholders’ Meeting (i) if and to the extent necessary to provide any necessary supplement or amendment of the notice to the Company’s shareholders in advance of a vote on this Agreement, and the Merger and the Transactions; or (ii) if, as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the notice for the Company Shareholders’ Meeting), the number of Company Shares present at the Company Shareholders’ Meeting (either in person or by proxy) is insufficient to constitute the required quorum necessary to conduct the business of the Company Shareholders’ Meeting. The Company shall include the Recommendation in any materials sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting. In the event that the Purchaser or any of its Affiliates casts any votes in respect of the Merger, the Purchaser shall disclose to the Company in writing the number of shares and how voted.

    (b)        The sole shareholder of the Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). Not later than three (3) days after the date of such approval, the Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval. In accordance with the customary practice of the Companies Registrar, the Merger Sub shall request, following coordination with Company, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Merger Sub shall advise the Companies Registrar, which date shall be not later than the second Business Day immediately following the Closing.

        Section 6.8 Filings; Other Actions; Notification.

    (a)        Subject to the terms and conditions set forth in this Agreement, the Company and the Purchaser shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Law to consummate and make effective the Merger and the Transactions as soon as practicable, including (i) obtaining all necessary actions, consents and approvals from Governmental Authorities, or other Persons necessary in connection with the consummation of the Transactions and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any, required or recommended under all applicable Antitrust Requirements) and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Transactions, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions performed or consummated by such Party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed, (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and Transactions in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement, and (iv) the execution by the Purchaser and/or its Affiliates of an undertaking in customary form in favor of the OCS to comply with the applicable Law, if required.

    (b)        In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make all appropriate filings with any applicable Governmental Authority set forth on Section 7.1(b) of the Company Disclosure Schedule as promptly as practicable and in any event within fifteen (15) Business Days from the date hereof, or such other time as mutually agreed to by the parties, and to supply as promptly as practicable any additional information and documentary material that may be required with respect to such filings and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.8 necessary to cause the expiration or termination of the applicable waiting periods with respect to such filings (including any extensions thereof), if any, as soon as practicable and (ii) the Company and the Purchaser shall each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to the Merger or the Transactions and (B) if any state takeover statute or similar Law becomes applicable to the Merger or the Transactions, take all action necessary to ensure that the Merger and the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Merger and the Transactions.

    (c)        Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and the Purchaser shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of material notices or other communications received by the Purchaser or the Company, as the case may be, or any of their Subsidiaries from any third party and/or any Governmental Authority with respect to the Transactions. Neither the Company nor the Purchaser shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and shall, to the extent permitted by such Governmental Authority, give the other Party the opportunity to attend and participate thereat.

    (d)        Each of the Company and the Purchaser hereby agrees to pay or commit to pay fifty percent (50%) of all fees in connection with the filings with Governmental Authorities contemplated by this Section 6.8 and Section 6.10 of this Agreement. Each of the Parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement.

        Section 6.9 Publicity.

        The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Purchaser and the Company. Thereafter, neither the Company nor the Purchaser shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Merger or the other Transactions without the prior consent of the other Party (which consent shall not be unreasonably withheld), except as may be required by Law or by any listing agreement with or rules of any national securities exchange or NASDAQ or by the request of any Governmental Authority. Each of the Purchaser and the Company may make any public statement in response to specific questions presented by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by the Purchaser or the Company in accordance with this Section 6.9.

        Section 6.10 Israeli Tax Ruling.

        As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority applications for:

    (a)        a ruling providing, among other things (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance), that the Purchaser will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance), clearly instructing the Purchaser, in the absence of an exemption from Tax withholding to be provided by any such holder prior to the Closing Date, the manner in which such withholding at source is to be executed, and in particular the rate or rates of withholding to be applied (the “Israeli Withholding Tax Ruling”). In the event that the Israeli Withholding Tax Ruling is not obtained prior to the Closing Date, the Company shall instruct its Israeli counsel, advisors and/or accountants to promptly apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement (such extension, if granted by the Israeli Tax Authority, an “Israeli Withholding Tax Extension”); and

    (b)        a ruling providing, among other things, that the treatment of Company 102 Securities contemplated by Section 3.3, prior to the lapse of the minimum trust period required by Section 102 of the Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Ordinance, provided that, the applicable Option Consideration paid to holders of said Company 102 Securities is deposited for the duration of the 102 Trust Period with the 102 Trustee (the “Israeli Options Tax Ruling”).

        Each of the Company and the Purchaser shall cause their respective Israeli counsel, advisors and/or accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling.

        Section 6.11 Notification of Certain Matters.

        The Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Authority in connection with the Merger or the Transactions or from any Person alleging that the consent of such person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or the Purchaser, (b) any actions, suits, claims, investigations or proceedings commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to the Merger or the Transactions, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such Party contained in this Agreement (i) that is qualified as to materiality or Material Adverse Effect to be untrue and (ii) that is not so qualified to be untrue in any material respect, and (d) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.11 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the Party receiving such notice.

        Section 6.12 Directors' and Officers' Insurance; Indemnification Agreements.

    (a)        From and after the Effective Time, the Purchaser shall cause the Surviving Company to fulfill and honor all the obligations of the Company pursuant to the indemnification agreements listed in Section 6.12(a) of the Company Disclosure Schedule, with each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of any current or former Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”), which agreements shall survive the Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, the Purchaser, from and after the Effective Time until seven (7) years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Company and each of its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents and comparable organizational documents of the relevant Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

    (b)        The Company shall, after reasonable consultation with the Purchaser in good faith, purchase at the Effective Time, a “tail” policy (the “Tail Policy”), which policy shall be exclusively “A side”, “B side” and “C side” coverage, from an insurer with a Standard & Poor’s rating of at least A or from a licensed insurance company registered in Israel, which (i) has an effective term of seven (7) years from the Effective Time, (ii) covers each Indemnitee, (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement and on terms comparable to companies similarly situated in the industries in which the Company operates and (iv) is at a cost not in excess of $1,200,000. If and to the extent such a policy has been purchased prior to the Effective Time, the Purchaser shall, and shall cause the Surviving Company to, maintain such policy in effect and continue to honor the obligations thereunder.

    (c)        The Indemnitees to whom this Section 6.12 applies shall be intended third party beneficiaries of this Section 6.12. The provisions of this Section 6.12 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives. All reasonable expenses, including reasonable attorneys’ fees, and all other obligations provided in this Section 6.11 that may be incurred by (i) any Indemnitee in enforcing the indemnity and (ii) the Purchaser, the Surviving Company or their respective successors and assigns, as the case may be, in defending the indemnity shall be the responsibility of the Party who does not prevail in such enforcement action.

    (d)        This Section 6.12 shall be binding upon the Purchaser and the Surviving Company and their respective successors and assigns. In the event that the Purchaser, the Surviving Company or any of their respective successors or assigns consolidates with, or merges into, any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser or the Surviving Company, as applicable, shall succeed to the obligations set forth in this Section 6.12. If the Tail Policy is not purchased, for the seven-year period commencing immediately after the Effective Time, the Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or the Purchaser may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, including a “tail” policy); provided, however, that in no event shall the Purchaser be required to expend per year of coverage more than two hundred percent (200%) of the amount currently expended by the Company per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto. If notwithstanding the use of reasonable best efforts to do so, the Purchaser is unable to maintain or obtain the insurance called for by this Section 6.12(d), the Purchaser shall obtain as much comparable insurance as available for the Maximum Amount.

    (e)        If Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Company or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this provision.

        Section 6.13 The Merger Sub Obligations.

        The Purchaser shall cause the Merger Sub to comply with all of its obligations under this Agreement. During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, the Merger Sub shall not, and the Purchaser shall not permit the Merger Sub to, conduct any business or undertake any activities except as required in performing its express obligations hereunder.

        Section 6.14 Employee Matters.

    (a)        During the eighteen (18) month period commencing on the Closing Date, the Purchaser shall provide or shall cause the Surviving Company to provide to each then current Employee (“Company Employees”) compensation and benefits (other than equity based compensation plans and transactional and change in control bonuses) that are, in the aggregate, to any such employee, substantially comparable to the compensation and benefits being provided to Company Employees immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, the Purchaser shall or shall cause the Surviving Company to provide Company Employees whose employment is terminated by the Company during the eighteen (18) month period following the Effective Time with severance benefits in an amount that is equal to the severance benefits that such Company Employee would have been entitled to pursuant to and under circumstances consistent with the terms of the Company’s severance plan applicable to such Company Employee as set forth in Section 6.14(a) of the Company Disclosure Schedule; provided that, such severance benefits shall be determined without taking into account any reduction after the Effective Time in compensation and benefits paid to Company Employees and shall take into account the service crediting provisions set forth in Section 6.14(a) of the Company Disclosure Schedule.

    (b)        For purposes of eligibility under any employee benefit plans established by the Purchaser, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under the New Plans, in addition to such Company employees’ years of service after the Closing, each Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Employee Plan. In addition, and without limiting the generality of the foregoing (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable, in the aggregate, Company Employee Plan in which such Company Employee participated immediately before the replacement, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, the Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and the Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents under an Company Employee Plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

    (c)        From and after the Effective Time, the Purchaser shall cause the Surviving Company and its Subsidiaries to honor all obligations under the Company Employee Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately prior to the Effective Time, provided that, subject to the requirements of Section 6.14(a), nothing herein shall prohibit the Surviving Company from amending or terminating any particular Company Employee Plan to the extent permitted by its terms or applicable Law.

    (d)        The provisions of this Section 6.14 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associate therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement and nothing herein shall be construed as an amendment to any Company Employee Plan for any purpose.

        Section 6.15 Property.

        Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain any and all approvals and permits (including all Tax approvals) which may be required in order to lawfully effect the registration of its rights in the Property. The Company shall promptly inform the Purchaser of any claim or legal proceeding commenced against it or any of its officers or directors in connection with the Property.

ARTICLE VII

CONDITIONS PRECEDENT

        Section 7.1 Conditions to Each Party's Obligation to Effect the Merger.

        The respective obligation of each Party to effect the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Articles of Association of the Company.

    (b)        Governmental Consents. The Governmental Consents listed in Section 7.1(b) of the Company Disclosure Schedule shall have been obtained or the applicable waiting periods shall have expired or been terminated.

    (c)        Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after receipt of the Company Shareholder Approval and the approval of the Merger by the shareholders of the Merger Sub.

(d) Certificate of Merger. The Company and the Merger Sub shall have received the Merger Certificate from the Companies Registrar.

    (e)        Injunction. No injunction, judgment, order, decree, statute, Law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other similar legal restraint or prohibition (collectively, “Restraints”) preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger shall be in effect.

        Section 7.2 Conditions to Obligations of the Purchaser and the Merger Sub to Effect the Merger.

        The obligations of the Purchaser and the Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

    (a)        The representations and warranties of the Company set forth in this Agreement, disregarding for this purpose any Material Adverse Effect or materiality qualification, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect (except that the representations and warranties contained in Section 4.2 and Section 4.18 shall be true and correct in all material respects); provided, however, that, with respect to representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth above) only as of such date or period.

    (b)        The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(c) Between the date of this Agreement and the Closing Date, there shall not have been any Material Adverse Effect.

        Section 7.3 Conditions to Obligations of the Company to Effect the Merger.

        The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

    (a)        The representations and warranties of the Purchaser set forth in this Agreement, disregarding for this purpose any materiality qualification, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser; provided, however, that, with respect to representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth above) only as of such date or period.

    (b)        The Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Purchaser by the chief executive officer of the Purchaser to such effect.

        Section 7.4 Frustration of Closing Conditions.

        None of the Company, the Purchaser or the Merger Sub may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions.

ARTICLE VIII

TERMINATION

        Section 8.1 Termination or Abandonment.

        Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and the Purchaser;

    (b)        by either the Company or the Purchaser by notice to the other, if (i) the Effective Time shall not have occurred on or before September 28, 2008 (the “End Date”) and (ii) the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure of the Effective Date to occur on or before such date;

    (c)        by either the Company or the Purchaser by notice to the other, if a Restraint shall have been entered permanently preventing, enjoining or otherwise prohibiting the consummation of the Merger and such Restraint shall have become final and non-appealable; provided that, the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) (i) shall have used its reasonable best efforts to remove such Restraint, and (ii) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused such injunction to be issued;

    (d)        by either the Company or the Purchaser by notice to the other, if the Company Shareholders’ Meeting (including any adjournments thereof) shall have been convened and concluded and the Company Shareholder Approval shall not have been obtained;

    (e)        by the Company by notice to the Purchaser, if (i) the Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform, (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) is not capable of being cured by the End Date or, if capable of being cured, is not cured within thirty (30) days following receipt of notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(e) or (ii) the conditions to closing set forth in Section 7.1 and Section 7.2 have been satisfied and the Purchaser has failed to consummate the Merger within ten (10) Business Days (or such longer period specified by the Company in a notice to the Purchaser scheduling the Closing) after the later of (A) the first day that the conditions set forth in Section 7.1 and Section 7.2 have been satisfied and (B) the date on which the Company provides such notice to the Purchaser irrevocably undertaking to close the Merger in accordance with this Agreement on the date specified in such notice;

    (f)        by the Purchaser by notice to the Company, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) is not capable of being cured by the End Date or, if capable of being cured, is not cured within thirty (30) days following receipt of notice from the Purchaser stating the Purchaser’s intention to terminate this Agreement pursuant to this Section 8.1(f);

    (g)        by the Company by notice to the Purchaser, at any time prior to the receipt of the Company Shareholder Approval, if the board of directors of the Company has approved or recommended a Superior Proposal in accordance with Section 6.5(d); provided that, any termination pursuant to this Section 8.1(g) shall be conditioned on and subject to the payment of the Company Termination Fee pursuant to Section 8.2(a)(i); or

    (h)        by the Purchaser by notice to the Company, if the Board of Directors shall have (i) made or resolved to make a Change of Recommendation, (ii) failed to recommend against a tender or exchange offer constituting an Acquisition Proposal in any publicly disclosed position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, except to the extent permitted pursuant to Section 6.5(e), (iii) recommended to the shareholders of the Company or approved any Acquisition Proposal or (iv) failed to include the Recommendation in any materials sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting.

In the event of termination of this Agreement pursuant to this Section 8.1, this Agreement shall terminate and be of no further force or effect (except for the Confidentiality Agreement, the provisions of Section 8.2 and Article IX), and there shall be no other liability on the part of the Company or the Purchaser and the Merger Sub to the other; provided that, nothing herein shall relieve any Party from liability arising out of fraud prior to the date on which this Agreement is terminated, in which case the aggrieved Party shall, subject to the terms of this Agreement, be entitled to all rights and remedies available at law or in equity.

        Section 8.2 Termination Fees and Expenses.

    (a)        Notwithstanding any provision in this Agreement to the contrary, if:

    (i)        this Agreement is terminated by the Company pursuant to Section 8.1(g), the Company shall pay the Purchaser or an Affiliate of the Purchaser designated by the Purchaser a fee of $ 14,239,000 in cash (the “Company Termination Fee”) prior to or simultaneous with such termination;

    (ii)        this Agreement is terminated by the Purchaser pursuant to Section 8.1(h) , the Company shall pay the Purchaser or an Affiliate of the Purchaser designated by the Purchaser the Company Termination Fee no later than two (2) Business Days after such termination;

    (iii)        this Agreement is terminated by the Purchaser pursuant to Section 8.1(f), the Company shall pay the Purchaser or an Affiliate of the Purchaser designated by the Purchaser the Purchaser Expenses (as defined below) no later than two (2) Business Days after such termination; and

    (iv)        prior to the termination of this Agreement, (A) any bona fide Acquisition Proposal (provided that for the purpose of this Section 8.2(a)(iv) any reference in the definition of Acquisition Proposal to twenty percent (20%) shall be deemed to be a reference to fifty percent (50%)) is publicly proposed or otherwise privately communicated to the Board of Directors, (B) this Agreement is terminated by the Purchaser or the Company pursuant to Section 8.1(b) or Section 8.1(d) or by the Purchaser pursuant to Section 8.1(f) and (C) no later than nine (9) months after such termination, any definitive agreement providing for any Acquisition Proposal shall have been entered into or any Acquisition Proposal consummated (in each case which need not be the same Acquisition Proposal), then in any such event the Company shall pay to the Purchaser the Company Termination Fee, simultaneously with the consummation of such Acquisition Proposal or any Acquisition Proposal relating thereto.

    (b)        Notwithstanding any provision in this Agreement to the contrary, if:

    (i)        this Agreement is terminated by the Company pursuant to Section 8.1(e)(i) and the Purchaser’s breach or failure to perform is not intentional, the Purchaser shall pay the Company or an Affiliate of the Company designated by the Company the Company Expenses (as defined below) no later than ten (10) Business Days after such termination;

    (ii)        if this Agreement is terminated by the Company pursuant to Section 8.1(e)(i) and the Purchaser’s breach or failure to perform is intentional, and as of the date of termination the conditions to closing set forth in Section 7.1 and 7.2 have been satisfied, the Purchaser shall pay the Company or an Affiliate of the Company designated by the Company $ $47,463,000 in cash (the “Purchaser Termination Fee”) no later than ten (10) Business Days after such termination; provided, that for the purposes of this Section 8.2(b)(ii) if the Purchaser obtains Financing that does not comply with the third sentence of Section 6.4(d) such action shall be deemed an intentional breach; and

    (iii)        this Agreement is terminated by the Company pursuant to Section 8.1(e)(ii), the Purchaser shall pay the Company or an Affiliate of the Company designated by the Company the Purchaser Termination Fee no later than ten (10) Business Days after such termination.

    (c)        For the purposes of this Agreement, “Company Expenses” shall mean all reasonable, actual and documented out-of-pocket costs and expenses incurred prior to the termination of this Agreement by or on behalf of the Company and its Subsidiaries in connection with entering into this Agreement and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, investment banking firms, lenders or financial advisors, accountants, and consultants, up to an aggregate maximum amount of $5,000,000, and “Purchaser Expenses” shall mean all reasonable, actual and documented out-of-pocket costs and expenses incurred prior to the termination of this Agreement by or on behalf of the Purchaser, the Merger Sub or their Affiliates in connection with the entering into this Agreement and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, investment banking firms, lenders or financial advisors, accountants, and consultants, up to an aggregate maximum amount of $5,000,000.

    (d)        Notwithstanding anything to the contrary in this Agreement, in the event of a termination of this Agreement in connection with which the Purchaser Termination Fee or the Company Expenses are payable to the Company, payment of such Purchaser Termination Fee or Company Expenses by the Purchaser pursuant to this Section 8.2 or the Sponsors pursuant to the Limited Guaranty shall be the sole and exclusive remedy of the Company, and its Subsidiaries and Affiliates against the Sponsors, the Purchaser, the Merger Sub, their Subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amounts, none of the Sponsors, the Purchaser, the Merger Sub, their Subsidiaries or any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

    (e)        Notwithstanding anything to the contrary in this Agreement, in the event of a termination of this Agreement in connection with which a Company Termination Fee or the Purchaser Expenses are payable to the Purchaser, payment of such Company Termination Fee or the Purchaser Expenses, as the case may be, by the Company pursuant to and in accordance with this Section 8.2 shall be the sole and exclusive remedy of the Purchaser, the Merger Sub and their Subsidiaries and Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amounts, none of the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

    (f)        Any payment of the Company Termination Fee, the Purchaser Expenses, the Purchaser Termination Fee or the Company Expenses hereunder shall be net of any amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax Law.

    (g)        Each of the Company, the Purchaser and the Merger Sub acknowledges and agrees that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company, the Purchaser and the Merger Sub would not have entered into this Agreement, and that the Company Termination Fee and the Purchaser Termination Fee, as the case may be, do not constitute a penalty but rather are liquidated damages in a reasonable amount to compensate the receiving Party for efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. Accordingly, if a Party fails to pay the Company Termination Fee, the Purchaser Expenses, the Purchaser Termination Fee or the Company Expenses, as the case may be, pursuant to this Section 8.2, and the receiving Party commences a suit to obtain such payments, which results in a judgment against the paying Party for the applicable amount due under this Section 8.2, such paying Party shall pay the receiving Party its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

ARTICLE IX

MISCELLANEOUS

        Section 9.1 Amendment.

        This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party to this Agreement; provided, however, that, after the approval of the Merger by shareholders of the Company, any amendment that by Law or the rules of any stock exchange requires further approval by the shareholders of the Company, this Agreement may not be amended, supplemented or modified without such further approval of shareholders.

        Section 9.2 Governing Law; Jurisdiction; Service of Process.

    (a)        This Agreement, and all claims of causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Israel, without regard to conflict of laws principles.

    (b)        Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined in, and the sole and exclusive jurisdiction shall be of, the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court in respect of any legal action, suit or proceeding arising out of or relating to this Agreement and waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts.

    (c)        Each Party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 9.4.

    (d)        The consents to jurisdiction set forth in this Section 9.2 shall not constitute general consents to service of process in the State of Israel and shall have no effect for any purpose except as provided in this Section 9.2 and shall not be deemed to confer rights on any Person other than the Parties. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

        Section 9.3 Extension; Waiver.

        At any time prior to the Effective Time, a Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement by a Party to such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

        Section 9.4 Notices.

        All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by internationally recognized overnight courier (providing proof of delivery), or sent via fax or electronic email to the Parties at the following addresses, email addresses or fax numbers (or at such other address, email address or fax numbers as shall be specified by like notice):

(a)	If to the Purchaser or the Merger Sub, to:

Galactic Holdings Ltd.
c/o The Gores Group, LLC
10877 Wilshire Boulevard, 18th Floor
Los Angeles, CA 90024
Attention: General Counsel
Fax: (310) 443-2149

With a copy to:

Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065
Attention: Kyle C. Krpata
Fax: (650) 802-3100
E-mail: kyle.krpata@weil.com

and to:

Zellermayer Pelossof & Co. The Rubinstein House, 20 Lincoln Street Tel Aviv, Israel 67134 Attention: Doni Toledano, Adv. Fax: (972) (3) 625-5500 E-mail: doni@zelpel.com and to:

Gross, Kleinhendler, Hodak, Berkman $ Co. One Azrieli Center Tel Aviv, Israel 67021 Attention: Richard Mann Fax: (972) (3) 607-4442 E-mail: rick@gkh-law.com

(b)	If to the Company, to:

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Attention: Rachel Prishkolnik, Adv. Fax: (972) (3) 925-2945 E-mail: rachelp@gilat.com

With a copy to:

Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 Fax No.: (212) 732-3232 Attention: Steven Glusband, Esq. E-mail: Glusband@clm.com and to:

Goldfarb, Levy, Eran, Meiri & Co. 2 Weizmann Street Tel Aviv 64239, Israel Fax No.: (972) (3) 608-9909 Attention: Ashok Chandrasekhar, Adv. E-mail: ashok.chandrasekhar@goldfarb.com

        Section 9.5 Interpretation.

        Any reference in this Agreement to $ shall mean U.S. dollars. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or including are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and annex, article, section, paragraph, exhibit and schedule references are references to the annex, articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Any reference to a Party to this Agreement or any other agreement or document contemplated hereby shall include such Party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. The headings and captions in this Agreement are for reference only and shall not be used in the construction or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement or any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence.

        Section 9.6 Counterparts.

        This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

        Section 9.7 Entire Agreement: Third-Party Beneficiaries.

        This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule and the Purchaser Disclosure Schedule:

    (a)        constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; and

(b) except for the provisions of Section 6.12 hereof, this Agreement is not intended to, and shall not confer upon, any Person other than the Parties hereto any rights or remedies hereunder.

        Section 9.8 Severability.

        If any term or other provision of this Agreement or the application hereof is declared invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect as long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any Party. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that they shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

        Section 9.9 Other Remedies; Specific Performance.

        Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any remedy will not preclude the exercise of any other remedy. The Company agrees that irreparable damage would occur to the Purchaser in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser (and not the Company) shall be entitled (without any requirement to post a bond or other security) to seek one or more injunction or other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof against the Company, this being in addition to any other remedy to which they are entitled at Law or in equity.

        Section 9.10 Assignment.

        Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. No duties under this Agreement may be delegated, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any assignment or delegation in violation of this Section 9.10 shall be void. Subject to the aforesaid in this Section 9.10, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, the Purchaser may at the time of the Closing or thereafter, without the consent of the Company, collaterally assign its rights hereunder to one or more of its lenders (or any administrative or collateral agent for such lenders).

        Section 9.11 Non-Survival of Representations, Warranties and Agreements.

        Except as set forth in Section 8.2, the representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII of this Agreement, as the case may be, except that this Section 9.11 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.12.

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        IN WITNESS WHEREOF, the Purchaser, the Merger Sub and the Company have caused this Agreement to be duly executed and delivered as of the date first written.

GALACTIC HOLDINGS LTD. By: /s/ Meir Shamir —————————————— Meir Shamir Officer

GALACTIC ACQUISITION COMPANY LTD. By: /s/ Meir Shamir —————————————— Meir Shamir Officer

GILAT SATELLITE NETWORKS LTD. By: /s/ Amiram Levinberg and Tal Payne ————————————————— Amiram Levinberg and Tal Payne Chief Executive Officer and Chief Financial Officer